   As filed with the Securities and Exchange Commission on June 23, 1999

                                                 Registration No. 333-79169
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ----------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-6
                   For Registration Under the Securities Act
                    of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2
                               ----------------

A.EXACT NAME OF TRUST:
  Equity Securities Trust, Series 23, Municipal Symphony Series II

B.NAME OF DEPOSITOR:
  Reich & Tang Distributors, Inc.

C.COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:
  Reich & Tang Distributors, Inc.
  600 Fifth Avenue
  New York, New York 10020

D.NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:
                                                  COPY OF COMMENTS TO:
  PETER J. DEMARCO                                MICHAEL R. ROSELLA, Esq.
  Reich & Tang Distributors, Inc.                 Battle Fowler LLP
  600 Fifth Avenue                                75 East 55th Street
  New York, New York 10020                        New York, New York 10022
                                                  (212) 856-6858

E.TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:
  An indefinite number of Units of Equity Securities Trust, Series 23, Municipal Symphony Series II is being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:
  Indefinite

G.AMOUNT OF FILING FEE:
  No Filing Fee Required

H.APPROPRIATE DATE OF PROPOSED PUBLIC OFFERING:
  As soon as practicable after the effective date of the Registration
  Statement.

[_]Check if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     [LOGO]
                                      EST
                            EQUITY SECURITIES TRUST
                                   SERIES 23
                          MUNICIPAL SYMPHONY SERIES II

Equity Securities Trust, Series 23, Municipal Symphony Series II consists of two separate unit investment trusts designated as the California Portfolio and the New York Portfolio. Each of the Trusts will consist of a fixed, diversified portfolio of publicly traded common stock of closed-end investment companies, the portfolios of which are concentrated in tax exempt municipal bonds issued by the state for which the Trust portfolio is designated.The Sponsor is Reich & Tang Distributors, Inc. These municipal funds and their weightings in each Trust portfolio will be selected based upon the recommendations of the portfolio consultant. The Trusts seek to preserve capital and to provide interest income which is generally exempt from regular Federal income tax, and from state and local taxes when received by residents of the state for which a Trust portfolio is designated. The possibility of capital growth is a secondary objective. The Sponsor cannot assure that the Trusts will achieve these objectives. The minimum purchase is 100 Units.

This Prospectus consists of two parts. Part A contains the Summary of Essential Information including summary material relating to the Trusts, the Portfolios and the Statements of Financial Condition of the Trusts. Part B contains more detailed information about the Trusts. Part A may not be distributed unless accompanied by Part B. Please read and retain both parts of this Prospectus for future reference.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  The Securities  and  Exchange Commission  has not  approved  or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                      PROSPECTUS DATED JUNE 23, 1999

                               INVESTMENT SUMMARY

OBJECTIVES. The Trusts each seek to preserve capital and to provide investors with interest income which is generally exempt from regular Federal income tax and from state and local taxes when received by residents of the state for which a portfolio is designated. The possibility of capital growth is a secondary objective. There is no guarantee that the objectives of the Trusts will be achieved.

PORTFOLIO SELECTION. Each Trust seeks to achieve its objectives by investing in a portfolio of the common stock of closed-end investment companies, the portfolios of which are concentrated in municipal bonds issued by the state for which the portfolio is designated. As used herein, the term "Securities" means the common stocks of the municipal funds initially deposited in a Trust and contracts and funds for the purchase of such municipal funds, and any additional securities acquired and held by such Trust pursuant to the provisions of the Indenture.

DESCRIPTION OF PORTFOLIOS. The California Portfolio contains 17 issues of domestic common stock. 100% of the issues are represented by the Sponsor's contracts to purchase. 93.01% of the California Portfolio is listed on the New York Stock Exchange and 6.99% is listed on the American Stock Exchange. The New York Portfolio contains 17 issues of domestic common stock. 100% of the issues are represented by the Sponsor's contracts to purchase. 94.99% of the New York Portfolio is listed on the New York Stock Exchange and 5.01% is listed on the American Stock Exchange.

RISK CONSIDERATIONS. Unitholders can lose money by investing in a Trust. The value of the units, the Securities and the bonds held by the municipal funds included in the portfolios can each decline in value. An investment in units of a Trust should be made with an understanding of the following risks:


  . The municipal funds which comprise the Securities invest in municipal bonds. Municipal bonds are long-term fixed rate debt obligations that decline in value with increases in interest rates, an issuer's worsening financial condition or a drop in bond ratings. The longer the maturity of a municipal bond the greater the risk of a decline in value with increases in interest rates.

  . The municipal funds will receive early returns of principal when bonds are called or sold before they mature. The funds may not be able to reinvest the money they receive at as high a yield or as long a maturity.

  . The Securities are shares of common stock which are subject to the risk that the financial condition of the issuers may become impaired or that the general condition of the stock market may worsen.

  . The high yield bonds held by the municipal funds will generally be rated in lower rating categories (Baa or lower by Moody's and BBB or lower by Standard & Poor's), or in comparable non-rated municipal securities. While these lower rated securities offer a higher return potential than higher rated securities, they also involve greater price volatility and greater risk of loss of income and principal.

  . Unitholders will pay both Trust expenses and a share of each municipal fund's expenses.

  . The Securities are shares of closed-end funds which frequently trade at a discount from their net asset value in the secondary market. The amount of such discount is subject to change from time to time in response to various factors.

  . Since the portfolios of the Trusts are fixed and "not managed", in general the Sponsor can only sell securities at a Trust's termination or in order to meet redemptions. As a result, the price at which each security is sold may not be the highest price it attained during the life of such Trust.

  . When cash or a letter of credit is deposited with instructions to purchase securities in order to create additional units, an increase in the price of a particular security between the time of deposit and the time that securities are purchased will cause the units to be comprised of less of that security and more of the remaining securities. In addition, brokerage fees incurred in purchasing the Securities will be an expense of the Trusts.

  . A decline in the value of the Securities during the initial offering period may require additional Securities to be sold in order to reimburse the Sponsor for organization costs. This would result in a decline in value of the units.

  . Because of each Trust's concentration in state-specific municipal funds, the safety of an investment in a Trust will depend substantially upon the financial strength of a particular state and its political subdivisions. Thus, investors should consider the greater risk of a Trust's concentration versus the safety that comes with a less concentrated investment portfolio.

PUBLIC OFFERING PRICE. The Public Offering Price per 100 units of each of the Trusts is calculated by:

  . dividing the aggregate value of the underlying securities and cash held in a Trust by the number of units outstanding;

  . adding a sales charge of 4.50% (4.712% of the net amount invested); and

  . multiplying the result by 100.

In addition, during the initial offering period, an amount sufficient to reimburse the Sponsor for the payment of all or a portion of the estimated organization costs of a Trust will be added to the Public Offering Price per 100 units. The price of a single unit, or any multiple thereof, is calculated by dividing the Public Offering Price per 100 units by 100 and multiplying by the number of units. During the initial offering period, orders involving at least 10,000 units will be entitled to a volume discount from the Public Offering Price. The Public Offering Price per Unit may vary on a daily basis in accordance with fluctuations in the aggregate value of the underlying Securities and each investors purchase price will be computed as of the date the units are purchased.

ESTIMATED NET ANNUAL DISTRIBUTIONS. The estimated net annual distributions to unitholders per 100 units (based on the most recent monthly ordinary dividend declared with respect to the Securities) was $54.38 for the California Portfolio and $56.19 for the New York Portfolio. This estimate will vary with changes in the Trusts' fees and expenses, actual dividends received, and with the sale of Securities. In addition, because the issuers of common stock are not obligated to pay dividends, there is no assurance that the estimated net annual dividend distributions will be realized in the future.

DISTRIBUTIONS. The Trusts will distribute dividends received, less expenses, every month. The first dividend distribution will be made on August 30, 1999 to all Unitholders of record on August 15, 1999 and thereafter distributions will be made on the last business day of every month. The final distribution will be made within a reasonable period of time after each Trust terminates.

MARKET FOR UNITS. Unitholders may sell their units to the Sponsor or the Trustee any time, without fee or penalty. However, the Sponsor intends to repurchase units from unitholders throughout the life of each of each of the Trusts at prices based upon the market value of the underlying Securities. However, the Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason. If a market is not maintained a unitholder will be able to redeem his units with the Trustee at the same price. The existence of a liquid trading market for these Securities may depend on whether dealers will make a market in these Securities. There can be no assurance of the making or the maintenance of a market for any of the Securities contained in the portfolios of the Trusts or of the liquidity of the Securities in any markets made. The price at which the Securities may be sold to meet redemptions and the value of the Units will be adversely affected if trading markets for the Securities are limited or absent.

TERMINATION. Each of the Trusts will terminate in approximately seven years. At that time investors may choose one of the following three options with respect to their terminating distribution:

  . receive the distribution in-kind if they own at least 2,500 Units;

  . receive cash upon the liquidation of their pro rata share of the Securities; or

  . reinvest in a subsequent series of the Equity Securities Trust (if one is offered) at a reduced sales charge.

REINVESTMENT PLAN. Unitholders may elect to automatically reinvest their distributions, if any (other than the final distribution in connection with the termination of a Trust) into additional units of a Trust at a reduced sales charge of 1.00%. See "Reinvestment Plan" in Part B for details on how to enroll in the Reinvestment Plan.

UNDERWRITING. The names and addresses of the Underwriters of the units of the Trusts are as follows:

          Name                                    Address
          ----                                    -------
Reich & Tang
 Distributors, Inc. ....  600 Fifth Avenue, New York, New York 10020
McLaughlin, Piven, Vogel
 Securities, Inc. ......  30 Wall Street, New York, New York 10020
M.L. Stern & Co.,
 Inc. ..................  8350 Wilshire Boulevard, Beverly Hills, California 90211
David Lerner Associates,
 Inc. ..................  477 Jericho Turnpike, Syosset, New York 11791
Gibraltar Securities
 Co. ...................  25 Hanover Road, Florham Park, New Jersey 07932
Bear, Stearns & Co.,
 Inc. ..................  245 Park Avenue, New York, New York 10167
CIBC Oppenheimer
 Corp. .................  One World Financial Center, New York, New York 10281
First Montauk Securities
 Corp. .................  328 Newman Springs Road, Red Bank, New Jersey 07701
Raymond James &
 Associates, Inc. ......  880 Carillon Parkway, St. Petersburg, Florida 33716
Royal Alliance
 Associates, Inc. ......  733 Third Avenue, New York, New York 10017
Advest, Inc. ...........  90 State House Square, Hartford, Connecticut 06103
Fahnestock & Co.,
 Inc. ..................  125 Broad Street, New York, New York 10004
Gruntal & Co., LLC......  One Liberty Plaza, New York, New York 10006
Nathan & Lewis
 Securities Inc. .......  260 Madison Avenue, New York, New York 10016
Ramirez & Co., Inc. ....  61 Broadway, Suite 2924, New York, New York 10006
R. Seelaus & Co.,
 Inc. ..................  47 Maple Street, Summit, New Jersey 07901
Tucker Anthony
 Incorporated...........  One Beacon Street, Boston, Massachusetts 02108
Wheat First Union.......  901 East Byrd Street, Richmond, Virginia 23219

                                   FEE TABLE

                         FOR CALIFORNIA PORTFOLIO

--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering and Trust Expenses and Charges." Although the Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

--------------------------------------------------------------------------------

Unitholder Transaction Expenses                   As a % of          Amount
(fees paid directly from your                      Initial             per
investment)                                     Offering Price      100 Units
-------------------------------                 --------------      ---------
Maximum Sales Charges Imposed on
 Purchase...............................             4.50%           $45.00
Maximum Sales Charge Imposed Per Year on
 Reinvested Dividends...................             1.00%           $10.00
Reimbursement to Sponsor for Estimated
 Organization Expenses..................              .13%           $ 1.30
Estimated Annual Fund Operating Expenses          As a % of          Amount
(Expenses that are deducted from Trust             Initial             per
assets)                                           Net Assets        100 Units
----------------------------------------        --------------      ---------
Trustee's Fee...........................             .080%           $  .80
Other Operating Expenses................             .037%           $  .37
   Portfolio Supervision, Bookkeeping
   and Administrative Fees..............  .030%                $.30
Underlying Closed-End Fund Expenses*....             .830%           $ 8.30
                                                     ----            ------
Total...................................             .947%           $ 9.47
                                                     ====            ======

                                    Example

This Example is intended to help you compare the cost of investing in the Trust with the cost of investing in other unit trusts.

                                                                1     3     5
                                                               year years years
This Example assumes that you invest $10,000 in the Trust for the time periods indicated, assuming the Trust's estimated
operating expense ratio of .947% and a
5% return on the investment throughout the period. Although
your actual costs may be higher or lower, based on these
assumptions, your costs would be:............................  $555 $752  $965

  The Example does not reflect sales charges on reinvested dividends. The Example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The Example should not be considered a representation of past or future expenses or a annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the Example.
--------

* Although not an actual Trust operating expense, each Trust, and therefore unitholders, will indirectly bear similar operating expenses of the closed-end funds in which the Trust invests in the estimated amount set forth in the table. The expenses are estimated based on the actual closed-end fund expenses charged in a fund's most recent fiscal year but are subject to change in the future. An investor in a Trust will therefore indirectly pay higher expenses than if the underlying closed-end fund shares were held directly.

                                   FEE TABLE

                          FOR NEW YORK PORTFOLIO

--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering and Trust Expenses and Charges." Although the Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

--------------------------------------------------------------------------------

Unitholder Transaction Expenses                   As a % of          Amount
(fees paid directly from your                      Initial             per
investment)                                     Offering Price      100 Units
-------------------------------                 --------------      ---------
Maximum Sales Charges Imposed on
 Purchase...............................             4.50%           $45.00
Maximum Sales Charge Imposed Per Year on
 Reinvested Dividends...................             1.00%           $10.00
Reimbursement to Sponsor for Estimated
 Organization Expenses..................              .13%           $ 1.30
Estimated Annual Fund Operating Expenses          As a % of          Amount
(Expenses that are deducted from Trust             Initial             per
assets)                                           Net Assets        100 Units
----------------------------------------        --------------      ---------
Trustee's Fee...........................             .080%           $  .80
Other Operating Expenses................             .037%           $  .37
   Portfolio Supervision, Bookkeeping
   and Administrative Fees..............  .030%                $.30
Underlying Closed-End Fund Expenses*....             .925%           $ 9.25
                                                    -----            ------
Total...................................            1.042%           $10.42
                                                    =====            ======

                                    Example

This Example is intended to help you compare the cost of investing in the Trust with the cost of investing in other unit trusts.

                                                                1     3     5
                                                               year years years
This Example assumes that you invest $10,000 in the Trust for the time periods indicated, assuming the Trust's estimated
operating expense ratio of 1.042% and a 5% return on the
investment throughout the period. Although your actual costs may be higher or lower, based on these assumptions, your
costs would be:..............................................  $565 $781  $1,014

  The Example does not reflect sales charges on reinvested dividends. The Example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The Example should not be considered a representation of past or future expenses or a annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the Example.
--------

* Although not an actual Trust operating expense, each Trust, and therefore unitholders, will indirectly bear similar operating expenses of the closed-end funds in which the Trust invests in the estimated amount set forth in the table. The expenses are estimated based on the actual closed-end fund expenses charged in a fund's most recent fiscal year but are subject to change in the future. An investor in a Trust will therefore indirectly pay higher expenses than if the underlying closed-end fund shares were held directly.

                        SUMMARY OF ESSENTIAL INFORMATION
                              CALIFORNIA PORTFOLIO

                           As of June 22, 1999:*

    Initial Date of Deposit: June 23, 1999

Aggregate Value of Securities                                         $ 149,750
Number of Units                                                          15,702
Fractional Undivided Interest in Trust                                 1/15,702
Public Offering Price per 100 Units
Aggregate Value of Securities in
 Trust............................................................... $ 149,750
Divided By 15,702 Units (times 100) ................................. $  953.70
Plus Sales Charge of 4.50% of Public
 Offering Price...................................................... $   45.00
Plus Estimated Organization Costs**.................................. $    1.30
Public Offering Price+............................................... $1,000.00
Sponsor's Repurchase Price And Redemption Price Per 100 Units++...... $  955.00

Evaluation Time: 4:00 p.m. New York Time.
Minimum Income or Principal  Distribution: $1.00 per 100 Units
Liquidation Period: Beginning five days prior to the Mandatory Termination
 Date.

Rollover Notification Date: June 13, 2006 or another date as determined by the
 Sponsor.
Minimum Value of Trust: The Trust may be terminated if the value of the Trust is less than 40% of the aggregate value of the Securities at the completion of the Deposit Period.

Mandatory Termination Date: The earlier of June 23, 2006 or the disposition of the last Security in the Trust.

CUSIP Numbers: Cash: 294762 39 8

             Reinvestment: 294762 47 1
Trustee: The Chase Manhattan Bank

    Trustee's Fee: $.80 per 100 Units outstanding

Other Fees and Expenses: $.07 per 100 Units outstanding
Sponsor: Reich & Tang Distributors, Inc.

Sponsor's Supervisory Fee: Maximum of $.30 per 100 Units outstanding (see
 "Trust Expenses and Charges" in Part B).
Portfolio Consultant:
 Riccardi Group LLC

Expected Settlement Date***: June 28, 1999
Record Dates: Fifteenth day of each month
Distribution Dates: Last business day of each month
--------
* The business day prior to the Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Agreement was signed and the deposit of securities with the Trustee made.

** This amount per 100 Units will be invested in Securities during, and sold at the end of, the initial offering period, to reimburse the Sponsor for the payment of all or a portion of the estimated costs incurred in organizing the Trust. See "Risk Considerations" for a discussion of the impact of a decrease in value of the Securities purchased with the Public Offering Price proceeds intended to be used to reimburse the Sponsor.

*** The business day on which contracts to purchase securities in the Trust are expected to settle.

 + On the Initial Date of Deposit there will be no cash in the Income or Principal Accounts. Anyone purchasing Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.

 ++ As of the close of the initial offering period, the Sponsor's Repurchase Price and Redemption Price per 100 Units for the Trust will be reduced to reflect the payment of the organization costs to the Sponsor.

                        SUMMARY OF ESSENTIAL INFORMATION

                            NEW YORK PORTFOLIO

                           As of June 22, 1999:*

    Initial Date of Deposit: June 23, 1999

Aggregate Value of Securities                                         $ 149,728
Number of Units                                                          15,700
Fractional Undivided Interest in Trust                                1/ 15,700
Public Offering Price per 100 Units
Aggregate Value of Securities in
 Trust............................................................... $ 149,728
Divided By 15,700 Units (times 100) ................................. $  953.70
Plus Sales Charge of 4.50% of Public
 Offering Price...................................................... $   45.00
Plus Estimated Organization Costs**.................................. $    1.30
Public Offering Price+............................................... $1,000.00
Sponsor's Repurchase Price And Redemption Price Per 100 Units++...... $  955.00

Evaluation Time: 4:00 p.m. New York Time.
Minimum Income or Principal  Distribution: $1.00 per 100 Units
Liquidation Period: Beginning five days prior to the Mandatory Termination
 Date.

Rollover Notification Date: June 13, 2006 or another date as determined by the
 Sponsor.
Minimum Value of Trust: The Trust may be terminated if the value of the Trust is less than 40% of the aggregate value of the Securities at the completion of the Deposit Period.

Mandatory Termination Date: The earlier of June 23, 2006 or the disposition of the last Security in the Trust.

CUSIP Numbers: Cash: 294762 48 9

             Reinvestment: 294762 49 7
Trustee: The Chase Manhattan Bank

    Trustee's Fee: $.80 per 100 Units outstanding

Other Fees and Expenses: $.07 per 100 Units outstanding
Sponsor: Reich & Tang Distributors, Inc.

Sponsor's Supervisory Fee: Maximum of $.30 per 100 Units outstanding (see
 "Trust Expenses and Charges" in Part B).
Portfolio Consultant:
 Riccardi Group LLC

Expected Settlement Date***: June 28, 1999
Record Dates: Fifteenth day of each month
Distribution Dates: Last business day of each month
--------
* The business day prior to the Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Agreement was signed and the deposit of securities with the Trustee made.

** This amount per 100 Units will be invested in Securities during, and sold at the end of, the initial offering period, to reimburse the Sponsor for the payment of all or a portion of the estimated costs incurred in organizing the Trust. See "Risk Considerations" for a discussion of the impact of a decrease in value of the Securities purchased with the Public Offering Price proceeds intended to be used to reimburse the Sponsor.

*** The business day on which contracts to purchase securities in the Trust are expected to settle.

 + On the Initial Date of Deposit there will be no cash in the Income or Principal Accounts. Anyone purchasing Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.

 ++ As of the close of the initial offering period, the Sponsor's Repurchase Price and Redemption Price per 100 Units for the Trust will be reduced to reflect the payment of the organization costs to the Sponsor.

                            EQUITY SECURITIES TRUST

                                 SERIES 23

                       MUNICIPAL SYMPHONY SERIES II

STATEMENTS OF FINANCIAL CONDITION AS OF OPENING OF BUSINESS, JUNE 23, 1999

                                     ASSETS

                                                             California New York
                                                             Portfolio  Portfolio
                                                             ---------- ---------
 Investment in Securities--Sponsor's Contracts to Purchase
    Underlying Securities Backed by Letter of Credit (cost
    $149,954 for the California Portfolio and $149,932 for
    the New York Portfolio) (Note 1).......................   $149,954  $149,932
                                                              --------  --------
 Total.....................................................   $149,954  $149,932
                                                              ========  ========
                    LIABILITIES AND INTEREST OF UNITHOLDERS

Reimbursement to Sponsor for Organization Costs (Note 2) ..   $    204  $    204
Interest of Unitholders--Units of Fractional Undivided
 Interest Outstanding (15,702 Units of California
 Portfolio; 15,700 Units of New York Portfolio)............    149,954   149,932
  Less: Reimbursement to Sponsor for Organization Costs
   (Note 2)................................................       (204)     (204)
                                                              --------  --------
Total......................................................   $149,954  $149,932
                                                              ========  ========
Net Asset Value per Unit...................................   $   9.55  $   9.55
                                                              ========  ========

--------
Notes to Statement:

  (1) The Trust consists of two separate unit investment trusts designated as the California Portfolio and the New York Portfolio created under the laws of the State of New York and registered under the Investment Company Act of 1940. The Trusts, sponsored by Reich & Tang Distributors, Inc. (the "Sponsor"), seek to preserve capital and to provide interest income which is generally exempt from regular Federal income tax and from state and local taxes when received by residents of the state for which a portfolio is designated. The possibility of capital growth is a secondary objective. On June 23, 1999 (the "Date of Deposit"), Portfolio deposits were received by The Chase Manhattan Bank, the Trusts' Trustee, in the form of executed securities transactions, in exchange for 15,702 units of the California Portfolio and 15,700 units of the New York Portfolio. An irrevocable letter of credit issued by the BankBoston, N.A. in an amount of $400,000 has been deposited with the Trustee for the benefit of the Trusts to cover the purchases of such Securities as well as any outstanding purchases of previously sponsored unit investment trusts of the Sponsor. Aggregate cost to the Trusts of the Securities listed in the Portfolio is determined by the Trustee on the basis set forth under "Public Offering-- Offering Price" as of 4:00 p.m. on June 22, 1999. The Trusts will each terminate on June 23, 2006, or earlier under certain circumstances as further described in the Prospectus.

  (2) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $1.30 per 100 Units for the California Portfolio and $1.30 per 100 Units for the New York Portfolio. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trusts.

  The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

                          EQUITY SECURITIES TRUST

                                 SERIES 23

                       MUNICIPAL SYMPHONY SERIES II

                           CALIFORNIA PORTFOLIO

                 AS OF OPENING OF BUSINESS, JUNE 23, 1999

                                                      Market
                                                     Value of
                                                    Stocks as a
           Number                                   Percentage   Market      Cost of
 Portfolio   of                              Ticker   of the    Value Per Securities to
    No.    Shares Name of Issuer (1)         Symbol  Trust(2)     Share   the Trust(3)
 --------- ------ ------------------         ------ ----------- --------- -------------
      1      228  Dreyfus California Muni     DCM       1.50%   $ 9.8750    $   2,252
                   Income Fund
      2      536  Morgan Stanley Dean         IQC       5.00     14.0000        7,504
                   Witter California
                   Quality Municipal
                   Securities Fund
      3      447  Muniholdings California     CLH       3.99     13.3750        5,979
                   Insured Fund
      4      577  Muniholdings California     MUC       5.03     13.0625        7,537
                   Insured Fund II
      5      478  Muniholdings California     MCF       3.95     12.3750        5,915
                   Insured Fund III
      6    1,163  Muniyield California        MYC      11.00     14.1875       16,500
                   Fund
      7      964  Muniyield California        MIC       8.92     13.8750       13,375
                   Insured Fund
      8      969  Muniyield California        MCA       9.21     14.2500       13,808
                   Insured Fund II
      9      725  Nuveen California           NQC       7.98     16.5000       11,963
                   Investment Quality
                   Municipal Fund
     10      436  Nuveen California           NCO       4.98     17.1250        7,466
                   Municipal Market
                   Opportunity Fund
     11      714  Nuveen California           NCP       8.03     16.8750       12,049
                   Performance Plus
                   Municipal Fund
     12      208  Nuveen California           NCU       1.99     14.3750        2,990
                   Premium Income
                   Municipal Fund
     13      996  Nuveen California           NUC      10.92     16.4375       16,372
                   Quality Income
                   Municipal Fund
     14    1,011  Nuveen California Select    NVC      11.00     16.3125       16,492
                   Quality Municipal Fund
     15      248  Putnam California           PCA       2.50     15.1250        3,751
                   Investment Grade
                   Municipal Trust
     16      142  Van Kampen California       VKC       1.00     10.5625        1,500
                   Municipal Income Trust
     17      277  Van Kampen Trust For        VIC       3.00     16.2500        4,501
                   Investment Grade
                   California Municipals
                                                      ------                ---------
                                                      100.00%               $ 149,954
                                                      ======                =========

                          FOOTNOTES TO PORTFOLIO

(1) Contracts to purchase the Securities were entered into on June 22, 1999. All such contracts are expected to be settled on or about the First Settlement Date of the Trust which is expected to be June 28, 1999.

(2) Based on the cost of the Securities to the Trust.

(3) Evaluation of Securities by the Trustee was made on the basis of closing sales prices at the Evaluation Time on the day prior to the Initial Date of Deposit. The Sponsor's Purchase Price is $150,778. The Sponsor's loss on the Initial Date of Deposit is $824.

                          EQUITY SECURITIES TRUST

                                 SERIES 23

                       MUNICIPAL SYMPHONY SERIES II

                            NEW YORK PORTFOLIO

                 AS OF OPENING OF BUSINESS, JUNE 23, 1999

                                                      Market
                                                     Value of
                                                    Stocks as a
           Number                                   Percentage   Market      Cost of
 Portfolio   of                              Ticker   of the    Value Per Securities to
    No.    Shares Name of Issuer (1)         Symbol  Trust(2)     Share   the Trust(3)
 --------- ------ ------------------         ------ ----------- --------- -------------
      1      507  Dreyfus New York            DNM       3.00%    $8.8750    $  4,500
                   Municipal Income Fund
      2      346  Morgan Stanley Dean         IQN       3.00     13.0000       4,498
                   Witter New York Quality
                   Municipal Securities
      3      556  Muniholdings New York       MUN       4.98     13.4375       7,471
                   Fund
      4      753  Muniholdings New York       MHN       6.87     13.6875      10,307
                   Insured Fund
      5      353  Muniholdings New York       MNU       2.93     12.4375       4,390
                   Insured Fund II
      6      919  Muniyield New York          MYN       9.00     14.6875      13,498
                   Insured Fund
      7    1,101  Muniyield New York          MYT      10.10     13.7500      15,139
                   Insured Fund II
      8      198  Nuveen Insured New York     NNF       1.99     15.0625       2,982
                   Premium Income
                   Municipal Fund
      9      952  Nuveen New York             NQN      10.04     15.8125      15,053
                   Investment Quality
                   Municipal Fund
     10      327  Nuveen New York             NNY       2.02      9.2500       3,025
                   Municipal Value Fund
     11      927  Nuveen New York             NNP      10.01     16.1875      15,006
                   Performance Plus
                   Municipal Fund
     12    1,091  Nuveen New York Quality     NUN      11.05     15.1875      16,570
                   Income Municipal Fund
     13    1,035  Nuveen New York Select      NVN      10.96     15.8750      16,431
                   Quality Municipal Fund
     14      223  Putnam New York             PMN       2.01     13.5000       3,010
                   Investment Grade
                   Municipal Trust
     15      386  Van Kampen New York         VNM       4.01     15.5625       6,007
                   Quality Municipal Trust
     16      317  Van Kampen New York         VNV       3.01     14.2500       4,517
                   Value Municipal
                   Income Trust
     17      458  Van Kampen Trust For        VTN       5.02     16.4375       7,528
                   Investment Grade
                   New York Municipals
                                                      ------                --------
                                                      100.00%               $149,932
                                                      ======                ========

                          FOOTNOTES TO PORTFOLIO

(1) Contracts to purchase the Securities were entered into on June 22, 1999. All such contracts are expected to be settled on or about the First Settlement Date of the Trust which is expected to be June 28, 1999.

(2) Based on the cost of the Securities to the Trust.

(3) Evaluation of Securities by the Trustee was made on the basis of closing sales prices at the Evaluation Time on the day prior to the Initial Date of Deposit. The Sponsor's Purchase Price is $150,455. The Sponsor's loss on the Initial Date of Deposit is $523.

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE TRUSTEE AND UNITHOLDERS,

EQUITY SECURITIES TRUST, SERIES 23,

MUNICIPAL SYMPHONY SERIES II

  In our opinion, the accompanying Statements of Financial Condition, including the Portfolios, present fairly, in all material respects, the financial position of Equity Securities Trust, Series 23, Municipal Symphony Series II (the "Trusts") at opening of business, June 23, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Trusts' management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit, which included confirmation of the contracts for the securities at opening of business, June 23, 1999, by correspondence with the Sponsor, provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Boston, MA

June 23, 1999

                                     [LOGO]
                                      EST
                            EQUITY SECURITIES TRUST
                                   SERIES 23
                          MUNICIPAL SYMPHONY SERIES II

                               PROSPECTUS PART B

                      PART B OF THIS PROSPECTUS MAY NOT BE
                       DISTRIBUTED UNLESS ACCOMPANIED BY
                                     PART A

                                   THE TRUSTS

  ORGANIZATION. Equity Securities Trust, Series 23, Municipal Symphony Series II consists of two separate unit investment trusts designated as the California Portfolio and the New York Portfolio. Each Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the Initial Date of Deposit, between Reich & Tang Distributors, Inc., as Sponsor, and The Chase Manhattan Bank, as Trustee.

  On the Initial Date of Deposit, the Sponsor deposited securities with the Trustee, including common stock and funds and delivery statements relating to contracts for the purchase of certain such securities (collectively, the "Securities") with an aggregate value as set forth in Part A and cash or an irrevocable letter of credit issued by a major commercial bank in the amount required for such purchases. Thereafter the Trustee, in exchange for the Securities so deposited, has registered on the registration books of the Trusts evidence of the Sponsor's ownership of all Units of the Trusts. The Sponsor has a limited right to substitute other securities in each of the Trusts' portfolios in the event of a failed contract. See "The Trusts--Substitution of Securities." The Sponsor may also, in certain circumstances, direct the Trustee to dispose of certain Securities if the Sponsor believes that, because of market or credit conditions, or for certain other reasons, retention of the Security would be detrimental to Unitholders. See "Trust Administration Portfolio--Supervision."

  As of the Initial Date of Deposit, a "Unit" represents an undivided interest or pro rata share in the Securities and cash of a Trust in the ratio of one hundred Units for the indicated amount of the aggregate market value of the Securities initially deposited in such Trust as is set forth in the "Summary of Essential Information." As additional Units are issued by a Trust as a result of the deposit of Additional Securities, as described below, the aggregate value of the Securities in that Trust will be increased and the fractional undivided interest in that Trust represented by each Unit will be decreased. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest or pro rata share in such Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

  DEPOSIT OF ADDITIONAL SECURITIES. With the deposit of the Securities in each Trust on the Initial Date of Deposit, the Sponsor established a proportionate relationship among the initial aggregate value of specified Securities in each Trust. During the 90 days subsequent to the Initial Date of Deposit (the "Deposit

Period"), the Sponsor may deposit additional Securities in a Trust that are substantially similar to the Securities already deposited in such Trust ("Additional Securities"), contracts to purchase Additional Securities or cash with instructions to purchase Additional Securities, in order to create additional Units, maintaining to the extent practicable the original proportionate relationship of the number of shares of each Security in a Trust's portfolio on the Initial Date of Deposit. These additional Units, which will result in an increase in the number of Units outstanding, will each represent, to the extent practicable, an undivided interest in the same number and type of securities of identical issuers as are represented by Units issued on the Initial Date of Deposit. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, unavailability of Securities or the fact that a Trust is prohibited from acquiring more than 3% of the outstanding voting stock of any Municipal Fund. The composition of a Trust portfolio may change slightly based on certain adjustments made to reflect the disposition of Securities and/or the receipt of a stock dividend, a stock split or other distribution with respect to such Securities, including Securities received in exchange for shares or the reinvestment of the proceeds distributed to Unitholders. Deposits of Additional Securities in each Trust subsequent to the Deposit Period must replicate exactly the existing proportionate relationship among the number of shares of Securities in each Trust's portfolio. Substitute Securities may be acquired under specified conditions when Securities originally deposited in the Trust are unavailable (see "The Trusts--Substitution of Securities" below).

  OBJECTIVES. The primary objective of each of the Trusts is to seek to preserve capital and to provide interest income which is generally exempt from regular Federal income tax and from state and local taxes when received by residents of the state for which a portfolio is designated. The possibility of capital growth is a secondary objective. Each Trust seeks to achieve its objectives by investing in a portfolio of the common stock of closed-end tax-exempt municipal bond funds, each of which has been recommended based upon the review of the Portfolio Consultant as able, in its view, to maintain consistent dividend distributions generally exempt from regular Federal income tax and from state and local taxes when received by residents of the state for which a portfolio is designated. As used herein, the term "Securities" means the stocks initially deposited in a Trust and described in "Portfolios" in Part A and any additional stocks acquired and held by the Trusts pursuant to the provisions of the Indenture. All of the Securities in the Trusts are listed on the New York Stock Exchange, the American Stock Exchange or the National Association of Securities Dealers Automated Quotations ("NASDAQ") National Quotation Market System.

  The Trusts will each terminate in approximately seven years, at which time investors may choose to either receive the distributions in kind (if they own at least 2,500 Units), in cash or reinvest in a subsequent series of Equity Securities Trust (if offered) at a reduced sales charge. The Trusts are intended to be investments which should be held by investors for their full terms and not be used as a trading vehicle. Since the Sponsor may deposit additional Securities in connection with the sale of additional Units, the yields on these Securities may change subsequent to the Initial Date of Deposit. Further, the Securities may appreciate or depreciate in value, dependent upon the full range of economic and market influences affecting corporate profitability, the financial condition of issuers (including non-U.S. issuers) and the prices of equity securities in general and the Securities in particular. Therefore, there is no guarantee that the objectives of the Trusts will be achieved.

  THE SECURITIES. Each of the Securities in the Portfolios of the Trusts is a closed-end municipal bond fund (the "Municipal Funds") that is able in the view of the Portfolio Consultant to maintain consistent dividend distributions exempt from regular Federal income taxes and from state and local taxes when received by residents of the state for which a portfolio is designated. Each Municipal Fund is analyzed by the Portfolio

Consultant based on the underlying characteristics of its individual holdings. Individual bond research is vital to the success of any municipal bond fund. Careful attention has been paid to the individual municipal bond investments that each Municipal Fund has under management in order to reduce the Trusts' exposure to early bond calls and under-performing securities that would have the effect of diluting the Trusts' current income. Each security within a potential bond fund is evaluated by the Portfolio Consultant for its credit quality and call risk probability. In addition, all potential investments are evaluated based upon the experience of each funds' portfolio manager in various economic and interest rate cycles.

  Out of the universe of state specific closed-end municipal bond funds, the selection process narrows the field to a group of 15 to 25 funds that meet the criteria of tax-exempt income, stable performance, and are consistent with each of the Trusts' objectives. By employing an investment strategy that will require the Trusts to invest in a series of funds, investors will be diversified across a wide spectrum of bond issues, thereby reducing the exposure to any single issuer of municipal debt or any single portfolio manager.

  The Trustee has not participated and will not participate in the selection of Securities for the Trusts, and neither the Sponsor, the Portfolio Consultant nor the Trustee will be liable in any way for any default, failure or defect in any Securities.

  The contracts to purchase Securities deposited initially in the Trusts are expected to settle in three business days, in the ordinary manner for such Securities. Settlement of the contracts for Securities is thus expected to take place prior to the settlement of purchase of Units on the Initial Date of Deposit.

  SUBSTITUTION OF SECURITIES. In the event of a failure to deliver any Security that has been purchased for a Trust under a contract ("Failed Securities"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Substitute Securities") to make up the original corpus of such Trust.

  The Substitute Securities must be purchased within 20 days after the delivery of the notice of the failed contract. Where the Sponsor purchases Substitute Securities in order to replace Failed Securities, the purchase price may not exceed the purchase price of the Failed Securities and the Substitute Securities must be substantially similar to the Securities originally contracted for and not delivered.

  Whenever a Substitute Security has been acquired for a Trust, the Trustee shall, within five days thereafter, notify all Unitholders of such Trust of the acquisition of the Substitute Security and the Trustee shall, on the next Distribution Date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Substitute Security plus accrued interest, if any.

  In the event no substitution is made, the proceeds of the sale of Securities will be distributed to Unitholders as set forth under "Rights of Unitholders -- Distributions." In addition, if the right of substitution shall not be utilized to acquire Substitute Securities in the event of a failed contract, the Sponsor will cause to be refunded the sales charge attributable to such Failed Securities to all Unitholders, and distribute the principal and dividends, if any, attributable to such Failed Securities on the next Distribution Date.

                              RISK CONSIDERATIONS

  CLOSED-END FUNDS. The value of your units may increase or decrease depending on the value of the underlying shares of the Municipal Funds in a Trust's portfolio. The Municipal Funds are closed-end investment companies with managed portfolios. Shares of closed-end funds frequently trade at a discount from net asset value. However, a fund's articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting the fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of the fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including the Trusts) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that the fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those Municipal Funds whose shares were purchased by the Trusts at a premium. As of the business day prior to the initial date of deposit, 47.5% of the Municipal Funds included in the California Portfolio and 53% of the Municipal Funds included in the New York Portfolio were trading at a premium. Should any of the Municipal Funds convert to open-end status, a Trust will retain such shares unless a determination is made that the retention of such shares would be detrimental to the Trust. In the unlikely event that a Fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to a Trust since shares of open-end funds trade at net asset value. In addition, to the extent that the converted Fund creates additional shares when interest rates have declined and invests in lower yielding securities, a Trust may experience a reduction of the average yield of its retained shares in that Fund caused by the acquisition of lower coupon investments. Certain of the Municipal Funds may have in place or may put in place in the future plans pursuant to which the Fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by the Fund's board to reduce a discount on its share price. To the extent such a plan was implemented and shares owned by a Trust are repurchased by the Fund, such Trust's position in that Fund would be reduced and the cash would be deposited in the Trust's Principal Account and distributed to Unitholders at the next applicable Distribution Date. Similarly, in the event that a Trust does not retain shares of a Fund which converted to open-end status, the Trust position in that Fund would be eliminated and the cash distributed to Unitholders.

  Shares of many Municipal Funds are thinly traded, and therefore may be more volatile and subject to greater price fluctuations because of the Sponsor's buying and selling securities than shares with greater liquidity. Investors should be aware that there can be no assurance that the value of the Securities in the Trusts' Portfolios will increase or that the issuers of those Securities will pay dividends on outstanding shares. Any distributions of income to Unitholders will generally depend on the declaration of dividends by the issuers of the underlying stocks, and the declaration of dividends depends on several factors including the financial condition of the issuers included in the portfolios of those Securities and general economic conditions.

  LOWER GRADE SECURITIES. The Municipal Funds in each of the Trusts' portfolios may invest primarily in lower grade securities. There are certain risks associated with the Municipal Funds' investments in such securities that could cause the value of these funds to decrease. This, in turn, could cause the value of your Units to decrease. The risks are outlined below.

  Lower grade securities are regarded as being predominately speculative as to the issuer's ability to make payments of principal and interest. Investment in such securities involves substantial risk. Lower grade securities are commonly referred to as "junk bonds." Issuers of lower grade securities may be highly leveraged and may not have available to them more traditional methods of financing. Therefore, the risks associated with acquiring the securities of such issuers generally are greater than is the case with higher-rated securities. For example, during an economic downturn or a sustained period of rising interest rates, issuers of lower grade securities may be more likely to experience financial stress, especially if such issuers are highly leveraged. During periods of economic downturn, such issuers may not have sufficient revenues to meet their interest payment obligations. The issuer's ability to make payments on its debt obligations also may be adversely affected by specific issuer developments, the issuer's inability to meet specific projected business forecasts or the unavailability of additional financing. Therefore, there can be no assurance that in the future there will not exist a higher default rate relative to the rates currently existing in the market for lower grade securities.

  The risk of loss due to default by the issuer is significantly greater for the holders of lower grade securities because such securities may be unsecured and may be subordinate to other creditors of the issuer. Generally, the lower grade securities in which the Municipal Funds may invest do not include instruments which, at the time of investment, are in default or the issuers of which are in bankruptcy. However, there can be no assurance that such events will not occur after a Municipal Fund purchases a particular security, in which case the Municipal Fund and a Trust may experience losses and incur costs.

  Lower grade securities frequently have call or redemption features that would permit an issuer to repurchase the security from one of the Municipal Funds which holds it. If a call were exercised by the issuer during a period of declining interest rates, the particular Municipal Fund is likely to have to replace such called security with a lower yielding security, thus decreasing the net investment income to the Municipal Fund and a Trust and dividends to Unitholders.

  Lower grade securities tend to be more volatile than higher-rated fixed-income securities, so that adverse economic events may have a greater impact on the prices of lower grade securities than on higher-rated fixed-income securities. Factors adversely affecting the market value of such securities are likely to adversely affect a Municipal Fund's net asset value which, in turn, may adversely affect the value of your Units. Recently, demand for lower grade securities has increased significantly and the difference between the yields paid by lower grade securities and investment grade bonds (i.e., the "spread") has narrowed. To the extent this differential increases, the value of lower grade securities in a Municipal Fund's portfolio could be adversely affected along with the value of your Units.

  Like higher-rated fixed-income securities, lower grade securities generally are purchased and sold through dealers who make a market in such securities for their own accounts. However, there are fewer dealers in the lower grade securities market, which market may be less liquid than the market for higher-rated fixed-income securities, even under normal economic conditions. Also, there may be significant disparities in the prices quoted for lower grade securities by various dealers. As a result, during periods of high demand in the lower grade securities market, it may be difficult to acquire lower grade securities appropriate for investment by the Municipal Funds. Adverse economic conditions and investor perceptions thereof (whether or not based on economic reality) may impair liquidity in the lower grade securities market and may cause the prices a Municipal Fund receives for its lower grade securities to be reduced. In addition, a Municipal Fund may experience difficulty in liquidating a portion of its portfolio when necessary to meet its liquidity needs or in response to a specific economic event such as deterioration in the creditworthiness of the issuers. Under such conditions, judgment may play a greater role in valuing certain of a Municipal Fund's portfolio instruments than in the case of instruments trading in a more liquid market. Moreover, a Municipal Fund may incur additional expenses to the extent that it is required to seek recovery upon a default on a portfolio holding or to participate in the restructuring of the obligation.

  DISTRESSED SECURITIES. The Municipal Funds may invest a portion of their total assets in "Distressed Securities" which are securities that are:

  . the subject of bankruptcy proceedings or otherwise in default as to the repayment of principal and/or payment of interest at the time of acquisition

  . rated in the lower rating categories (Ca or lower by Moody's and CC or lower by S&P), or

  . if unrated, are in the opinion of the Municipal Fund's investment advisor of equivalent quality.

An investment in Distressed Securities is speculative and involves significant risk. Distressed Securities frequently do not produce income while they are outstanding and may require the Fund to bear certain extraordinary expenses in order to protect and recover its investment. Therefore, to the extent a Trust pursues its secondary objective of capital growth through a Municipal Fund's investment in Distressed Securities, such Trust's ability to achieve current income for you may be diminished.

  DILUTION. The Trusts are prohibited from subscribing to a rights offering for shares of any of the Municipal Funds. In the event of a rights offering for additional shares of a Municipal Fund, Unitholders should expect that the Trusts will, at the completion of the offer, own a smaller proportional interest in such Fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed.

  This may be particularly serious when the subscription price per share for the offer is less than the Municipal Fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a Municipal Fund's subscription price per share is below that Fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

  The Trusts may transfer or sell their rights to purchase additional shares of a Municipal Fund to the extent permitted by the terms of that Fund's rights offering. The cash a Trust receives from transferring your rights might serve as partial compensation for any possible dilution of such Trust's interest in the Fund. There can be no assurance, however, that the rights will be transferable or that a market for the rights will develop or the value, if any, that such rights will have.

  LEVERAGE. The use of leverage by the Municipal Funds creates an opportunity for increased net income and capital growth for their shares, but, also creates special risks. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed. The Municipal Funds may use leverage to provide their shareholders with a potentially higher return. Leverage creates risks for shareholders including the likelihood of greater volatility of net asset value and market price of the shares and the risk that fluctuations in interest rates on borrowing and debt or in the dividend rates on any preferred shares may affect the return to shareholders.

  To the extent the income or capital growth derived from securities purchased with funds received from leverage exceeds the cost of leverage, a Municipal Fund's return will be greater than if leverage had not been used. Conversely, if the income or capital growth from the securities purchased with such funds is not sufficient to cover the cost of leverage, the return to a Municipal Fund will be less than if leverage had not been used, and therefore the amount available for distribution to shareholders as dividends and other distributions will be reduced. This would, in turn, reduce the amount available for distribution to you as a Unitholder.

  VOTING. In regard to the voting of all proxies with respect to a Municipal Fund, the Sponsor has instructed the Trustee to vote the shares held by each of the Trusts in the same proportion as the vote of all other holders of the shares of such Municipal Fund. With respect to rights offering, as described in the Dilution section above, the Trusts may not accept any additional securities of the Municipal Funds.

  FIXED PORTFOLIO. The value of the Units will fluctuate depending on all of the factors that have an impact on the economy and the equity markets. These factors similarly impact the ability of an issuer to distribute dividends. Unlike a managed investment company in which there may be frequent changes in the portfolio of securities based upon economic, financial and market analyses, securities of unit investment trusts, such as the Trusts, are not subject to such frequent changes based upon continuous analysis. All the Securities in the Trusts are liquidated or distributed during the Liquidation Period. Since each of the Trusts will not sell Securities in response to ordinary market fluctuation, and only at a Trust's termination, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of a Trust. Some of the Securities in the Trusts may also be owned by other clients of the Sponsor and their affiliates. However, because these clients may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by a Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. Investors should consult with their own financial advisers prior to investing in a Trust to determine its suitability. (See "Trust Administration--Portfolio Supervision" below.)

  ADDITIONAL SECURITIES. Investors should be aware that in connection with the creation of additional Units subsequent to the Initial Date of Deposit, the Sponsor may deposit Additional Securities, contracts to purchase Additional Securities or cash with instructions to purchase Additional Securities, in each instance maintaining the original proportionate relationship, subject to adjustment under certain circumstances, of the numbers of shares of each Security in a Trust. Subject to regulatory approval, to the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in a Trust. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of a Trust.

  Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Unitholder's Units and the Income per Unit received by a Trust. In particular, Unitholders who purchase Units during the initial offering period would experience a dilution of their investment as a result of any brokerage fees paid by a Trust during subsequent deposits of Additional Securities purchased with cash deposited. In order to minimize these effects, the Trusts will try to purchase Securities as near as possible to the Evaluation Time or at prices as close as possible to the prices used to evaluate Trust Units at the Evaluation Time.

  In addition, subsequent deposits to create such additional Units will not be covered by the deposit of a bank letter of credit. In the event that the Sponsor does not deliver cash in consideration for the additional Units delivered, a Trust may be unable to satisfy its contracts to purchase the Additional Securities without the Trustee selling underlying Securities. Therefore, to the extent that the subsequent deposits are not covered by a bank letter of credit, the failure of the Sponsor to deliver cash to a Trust, or any delays in the Trust receiving such cash, would have significant adverse consequences for the Trust.

  COMMON STOCK. Since the Trusts contain primarily common stocks of domestic issuers, an investment in Units of a Trust should be made with an understanding of the risks inherent in any investment in common stocks including the risk that the financial condition of the issuers of the Securities may become impaired. Additional risks include risks associated with the right to receive payments from the issuer which is generally inferior to the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stocks have a right to receive dividends only when, if, and in the amounts declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks usually have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also usually entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.

  Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (which value will be subject to market fluctuations prior thereto), common stocks have neither fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The value of the common stocks in the Trusts thus may be expected to fluctuate over the life of each of the Trusts to values higher or lower than those prevailing on the Initial Date of Deposit.

  MUNICIPAL BONDS. Private Activity Bonds. The portfolios of the Municipal Funds may contain other bonds which are "private activity bonds" (often called Industrial Revenue Bonds ("IRBs") if issued prior to 1987) which would be primarily of two types: (1) bonds for a publicly owned facility which a private entity may have a right to use or manage to some degree, such as an airport, seaport facility or water system and (2) facilities deemed owned or beneficially owned by a private entity but which were financed with tax-exempt bonds of a public issuer, such as a manufacturing facility or a pollution control facility. In the case of the first type, bonds are generally payable from a designated source of revenues derived from the facility and may further receive the benefit of the legal or moral obligation of one or more political subdivisions or taxing jurisdictions. In most cases of project financing of the first type, receipts or revenues of the issuer are derived from the project or the operator or from the unexpended proceeds of the bonds. Such revenues include user fees, service charges, rental and lease payments, and mortgage and other loan payments.

  The second type of issue will generally finance projects which are owned by or for the benefit of, and are operated by, corporate entities. Ordinarily, such private activity bonds are not general obligations of governmental entities and are not backed by the taxing power of such entities, and are solely dependent upon the creditworthiness of the corporate user of the project or corporate guarantor.

  The private activity bonds in the funds have generally been issued under bond resolutions, agreements or trust indentures pursuant to which the revenues and receipts payable under the issuer's arrangements with the users or the corporate operator of a particular project have been assigned and pledged to the holders of the private activity bonds. In certain cases a mortgage on the underlying project has been assigned to the holders of the private activity bonds or a trustee as additional security. In addition, private activity bonds are frequently directly guaranteed by the corporate operator of the project or by another affiliated company.

  Litigation. Litigation challenging the validity under state constitutions of present systems of financing public education has been initiated in a number of states. Decisions in some states have been reached holding such school financing in violation of state constitutions. In addition, legislation to effect changes in public school financing has been introduced in a number of states. The Sponsor is unable to predict the outcome of the pending litigation and legislation in this area and what effect, if any, resulting change in the sources of funds, including proceeds from property taxes applied to the support of public schools, may have on the school bonds in the Municipal Funds.

  Legal Proceedings Involving the Funds. The Sponsor has not been notified or made aware of any litigation pending with respect to any bonds which might reasonably be expected to have a material effect on the Municipal Funds other than that which is discussed herein. Such litigation as, for example, suits challenging the issuance of pollution control revenue bonds under recently enacted environmental protection statutes may affect the validity of such bonds or the tax-free nature of the interest thereon. At any time after the date of this Prospectus, litigation may be instituted on a variety of grounds with respect to the bonds in the Municipal Funds. The Sponsor is unable to predict whether any such litigation may be instituted or, if instituted, whether it will have a material adverse effect on a Municipal Fund.

  Other Factors. The bonds in the Municipal Funds, despite their optional redemption provisions which generally do not take effect until 10 years after the original issuance dates of such bonds (often referred to as "ten year call protection"), do contain provisions which require the issuer to redeem such obligations at par from unused proceeds of the issue within a stated period. In recent periods of declining interest rates there have been increased redemptions of bonds, particularly housing bonds, pursuant to such redemption provisions. In addition, the bonds in the Municipal Funds are also subject to mandatory redemption in whole or in part at par at any time that voluntary or involuntary prepayments of principal on the underlying collateral are made to the trustee for such bonds or that the collateral is sold by the bond issuer. Prepayments of principal tend to be greater in periods of declining interest rates; it is possible that such prepayments could be sufficient to cause a bond to be redeemed substantially prior to its stated maturity date, earliest call date or sinking fund redemption date.

  The bonds may also be subject to other calls, which may be permitted or required by events which cannot be predicted (such as destruction, condemnation, or termination of a contract).

  In 1976 the federal bankruptcy laws were amended so that an authorized municipal debtor could more easily seek federal court protection to assist in reorganizing its debts so long as certain requirements were met. Historically, very few financially troubled municipalities have sought court assistance for reorganizing their debts; notwithstanding, the Sponsor is unable to predict to what extent financially troubled municipalities may seek court assistance in reorganizing their debts in the future and, therefore, what effect, if any, the applicable federal bankruptcy law provisions will have on the Municipal Funds.

  The Municipal Funds may also include "moral obligation" bonds. Under statutes applicable to such bonds, if an issuer is unable to meet its obligations, the repayment of such bonds becomes a moral commitment but not a legal obligation of the state or municipality in question.

  Certain of the bonds in the Municipal Funds are subject to redemption prior to their stated maturity dates pursuant to sinking fund or call provisions. A sinking fund is a reserve fund appropriated specifically toward the retirement of a debt. A callable bond is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a bond is redeemed at or before maturity from the proceeds of a new issue of bonds. In general, call provisions are more likely to be exercised when the offering side evaluation of a bond is at a premium over par than when it is at a discount from par. Shareholders of the funds (including the Trust), will realize a gain or loss on the early redemption of such bonds, depending upon whether the price of such bonds is at a discount from or at a premium over par at the time the Trust purchases its shares.

  Discount and Zero Coupon Bonds. The Municipal Funds' portfolios may contain original issue discount bonds. The original issue discount, which is the difference between the initial purchase price of the bonds and the face value, is deemed to accrue on a daily basis and the accrued portion will be treated as tax-exempt interest income for regular federal income tax purposes. Upon sale or redemption, any gain realized that is in excess of the earned portion of original issue discount will be taxable as ordinary income or capital gain. See "Tax Status." The current value of an original issue discount bond reflects the present value of its face amount at maturity. The market value tends to increase more slowly in early years and in greater increments as the bonds approach maturity. Of these original issue discount bonds, a portion of the aggregate principal amount of the bonds in each municipal fund may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest and provide for payment at maturity at face value unless sooner sold or redeemed. The market value of zero coupon bonds is subject to greater fluctuations than coupon bonds in response to changes in interest rates. Zero coupon bonds generally are subject to redemption at compound accredited value based on par value at maturity. Because the issuer is not obligated to make current interest payments, zero coupon bonds may be less likely to be redeemed than coupon bonds issued at a similar interest rate.

  The Municipal Funds' portfolios may also contain bonds that were purchased at "market" discount from their par value payable at maturity. The discount results from the fact that the coupon interest rates on the discount bonds at the time they were purchased and deposited in the Municipal Funds were lower than the current market interest rates for newly issued bonds of comparable rating and type, even though at the time of issuance the discount bonds were for the most part issued at then current coupon interest rates. Discount bonds with a longer term to maturity tend to have a higher current yield and a lower current market value than otherwise comparable bonds with a shorter term to maturity. If interest rates rise, the value of the bonds will decrease; and if interest rates decline, the value of the bonds will increase. The discount does not necessarily indicate a lack of market confidence in the issuer. The current returns (coupon interest income as a percentage of market price) of discount bonds will be lower than the current returns of comparably rated bonds of similar type newly issued at current interest rates. Because discount bonds tend to increase in market value as they approach maturity and the full principal amount becomes payable, a discount bond held to maturity will have a larger portion of its total return in the form of taxable income and gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. Gain on the disposition of a bond purchased at a market discount generally will be treated as ordinary income, rather than capital gain, to the extent of accrued market discount.

  CALIFORNIA PORTFOLIO. General Economic Conditions. The economy of the State of California (sometimes referred to herein as the "State") is the largest among the 50 states and one of the largest in the world. This diversified economy has major components in agriculture, manufacturing, high technology, trade, entertainment, tourism, construction and services.

  California's July 1, 1998 population of over 33.2 million represented over 13% of the total United States population. As of July 1, 1990, the population of 29,944,000 represented an increase of over 6 million persons, or 26%, during the decade of the 1980s.

  California's population is concentrated in metropolitan areas. As of the April 1, 1990 census, 96% of the State's population resided in the 23 Metropolitan Statistical Areas in the State. As of July 1, 1997, the five-county Los Angeles area accounted for 49%, with 16.0 million residents. The 10-county San Francisco Bay Area represented 21%, with a population of 6.9 million.

  From 1990-1993, the State suffered through a severe recession, the worst since the 1930s, heavily influenced by large cutbacks in defense/aerospace industries and military base closures and by a major drop in real estate construction. California's economy has been recovering and growing steadily since the start of 1994. The current economic expansion is marked by strong growth in high technology manufacturing and services, including computer software, electronic manufacturing and motion picture/television production; growth is also strong in other business services, both nonresidential and residential construction and local education.

  In the Governor's Budget released on January 8, 1999, the Department of Finance projected that the California economy will show moderate growth through 2000, at a slower pace than in 1998. The economic expansion has been marked by strong growth in high technology business services (including computer software), construction, and computer and electronic components manufacturing. The Asian economic crisis, which began in 1997, has had some dampening effects on the State's economy, particularly in high technology manufacturing. The widening trade deficit, continuing weakness in Asia, initial signs of economic weakness in Latin America, and uncertainty in stock prices worldwide all support moderating growth in 1999. Other impacts of the international situation may help California, such as the reduction in long-term interest rates.

  California Economy. Pressures on the State's budget in the late 1980's and early 1990's were caused by a combination of external economic conditions (including a recession which began in 1990) and growth of the largest General Fund Programs--K-14 education, health, welfare and corrections--at rates faster than the revenue base. During this period, expenditures exceeded revenues in four out of six years up to 1992-93, and the State accumulated and sustained a budget deficit approaching $2.8 billion at its peak at June 30, 1993. Between the 1991-92 and 1994-95 Fiscal Years, each budget required multibillion dollar actions to bring projected revenues and expenditures into balance, including significant cuts in health and welfare program expenditures; transfers of program responsibilities and funding from the State to local governments; transfer of about $3.6 billion in annual local property tax revenues from other local governments to local school districts, thereby reducing state funding for schools under Proposition 98; and revenue increases (particularly in the 1991-92 Fiscal Year budget), most of which were for a short duration.

  Despite these budget actions, the effects of the recession led to large, unanticipated budget deficits. By the 1993-94 Fiscal Year, the accumulated deficit was so large that it was impractical to budget to retire it in one year, so a two-year program was implemented, using the issuance of revenue anticipation warrants to carry a portion of the deficit over the end of the fiscal year. When the economy failed to recover sufficiently in 1993-94, a second two-year plan was implemented in 1994-95, again using cross-fiscal year revenue anticipation warrants to partly finance the deficit into the 1995-96 fiscal year.

  Another consequence of the accumulated budget deficits, together with other factors such as disbursement of funds to local school districts "borrowed" from future fiscal years and hence not shown in the annual budget, was to significantly reduce the State's cash resources available to pay its ongoing obligations. When the Legislature and the Governor failed to adopt a budget for the 1992-93 Fiscal Year by July 1, 1992, which would have allowed the State to carry out its normal annual cash flow borrowing to replenish its cash reserves, the State Controller issued registered warrants to pay a variety of obligations representing prior years' or continuing appropriations, and mandates from court orders. Available funds were used to make constitutionally-mandated payments, such as debt service on bonds and warrants. Between July 1 and September 4, 1992, when the budget was adopted, the State Controller issued a total of approximately $3.8 billion of registered warrants.

  For several fiscal years during the recession, the State was forced to rely on external debt markets to meet its cash needs, as a succession of notes and revenue anticipation warrants, often needed to pay previously maturing notes or warrants, were issued in the period from June 1992 to July 1994. These borrowings were used also in part to spread out the repayment of the accumulated budget deficit over the end of a fiscal year, as noted earlier. The last and largest of these borrowings was $4.0 billion of revenue anticipation warrants which were issued in July, 1994 and matured on April 25, 1996.

 1995-96 through 1997-98 Fiscal Years

  The State's financial condition improved markedly during the 1995-96, 1996-97 and 1997-98 fiscal years, with a combination of better than expected revenues, slowdown in growth of social welfare programs, and continued spending restraint based on the actions taken in earlier years. The State's cash position also improved, and no external deficit borrowing has occurred over the end of these three fiscal years.

  The economy grew strongly during these fiscal years, and as a result, the General Fund took in substantially greater tax revenues (around $2.2 billion in 1995-96, $1.6 billion in 1996-97 and $2.4 billion in 1997-98) than were initially planned when the budgets were enacted. These additional funds were largely directed to school spending as mandated by Proposition 98, and to make up shortfalls from reduced federal health and welfare aid in 1995-96 and 1996-
97. The accumulated budget deficit from the recession years was finally eliminated.

 1998-99 Fiscal Year Budget

  When the Governor released his proposed 1998-99 Fiscal Year Budget on January 9, 1998, he projected General Fund revenues for the 1998-99 Fiscal Year of $55.4 billion, and proposed expenditures in the same amount. By the time the Governor released the May Revision to the 1998-99 Budget ("May Revision") on May 14, 1998, the Administration projected that revenues for the 1997-98 and 1998-99 Fiscal Years combined would be more than $4.2 billion higher than was projected in January. The Governor proposed that most of this increased revenue be dedicated to fund a 75 percent cut in the Vehicle License Fee ("VLF").

  The Legislature passed the 1998-99 Budget Bill on August 11, 1998, and the Governor signed it on August 21, 1998. Some 33 companion bills necessary to implement the budget were also signed. In signing the Budget Bill, the Governor used his line-item veto power to reduce expenditures by $1.360 billion from the General Fund, and $160 million from special funds. Of this total, the Governor indicated that about $250 million of vetoed funds were "set aside" to fund programs for education. Vetoed items included education funds, salary increases and many individual resources and capital projects.

  The 1998-99 Budget Act was based on projected General Fund revenues and transfers of $57.0 billion (after giving effect to various tax reductions enacted in 1997 and 1998), a 4.2 percent increase from the then revised 1997-98 figures. Special Fund revenues were estimated at $14.3 billion. The revenue projections were based on the May Revision. Economic problems overseas since that time may affect the May Revision projections.

  After giving effect to the Governor's vetoes, the Budget Act provided authority for expenditures of $57.3 billion from the General Fund (a 7.3 percent increase from 1997-98), $14.7 billion from Special Funds, and $3.4 billion from bond funds. The Budget Act projected a balance in the Special Fund for Economic Uncertainty ("SFEU") at June 30, 1999 (but without including the "set aside" veto amount) of $1.255 billion, a little more than 2 percent of General Fund revenues. The Budget Act assumed the State will carry out its normal intra-year cash flow borrowing in the amount of $1.7 billion of revenue anticipation notes, which were issued on October 1, 1998.

  Revenues and expenditures for 1998-99 as updated in the 1999-00 Governor's Budget are $56.3 billion and $58.3 billion, respectively. As a result, the projected balance in the SFEU at June 30, 1999 has been reduced to $617 million.

  The most significant feature of the 1998-99 budget was agreement on a total of $1.4 billion tax cuts. The central element is a bill which provides for a phased-in reduction of the VLF. Since the VLF is currently transferred to cities and counties, the bill provides for the General Fund to replace the lost revenues. Started on January 1, 1999, the VLF has been reduced by 25 percent, at a cost to the General Fund of approximately $500 million in the 1998-99 Fiscal Year and about $1 billion annual thereafter.

  In addition to the cut in VLF, the 1998-99 budget includes both temporary and permanent increase in the personal income tax dependent credit ($612 million General Fund cost in 1998-99, but less in future years), a nonrefundable renters tax credit ($133 million), and various targeted business tax credits ($106 million).

  Other significant elements of the revised 1998-99 Budget are as follows:

    1. Proposition 98 funding for K-12 schools is increased by $2.2 billion in General Fund moneys over the latest revised 1997-98 levels, over $1 billion higher than the minimum Proposition 98 guarantee. Of the 1998-99 funds, major new programs include money for instructional and library materials, deferred maintenance, support for increasing the school year to 180 days and reduction of class sizes in Grade 9. Overall, per-pupil spending for K-12 schools under Proposition 98 is increased to $5,752, which is $478 over the 1997-98 level. The Budget also includes $250 million as repayment of prior years' loans to schools, as part of the settlement of the CTA v. Gould lawsuit.

    2. Funding for higher education increased substantially above the actual 1997-98 level. General Fund support was increased by $339 million (15.6 percent) for the University of California and $271 million (14.5 percent) for the California State University system. In addition, Community Colleges increased by $183 million (9.0 percent).

    3. The Budget includes increased funding for health, welfare and social services programs. A 4.9 percent grant increase was included in the basic welfare grants, the first increase in those grants in 9 years. Future increases will depend on sufficient General Fund revenue to trigger the phased cuts in VLF described above.

    4. Funding for the judiciary and criminal justice programs increased by about 15 percent over 1997-98, primarily to reflect increased state support for local trial courts and rising prison population.

    5. Various other highlights of the revised Budget included new funding for resources projects, dedication of $240 million of General Fund moneys for capital outlay projects, funding of a state employee salary increase, funding of 2,000 new Department of Transportation positions to accelerate transportation construction projects, and funding of the Infrastructure and Economic Development Bank ($50 million).

    6. The State of California received approximately $167 million of federal reimbursements to offset costs related to the incarceration of undocumented alien felons for federal fiscal year 1997. The state anticipates receiving approximately $173 million in federal reimbursements attributable to federal fiscal year 1998.

  The revised 1998-99 budget as reported in the 1999-00 Governor's Budget, also reflects the latest estimated costs or savings as provided in various pieces of legislation passed and signed after the 1998 Budget Act. Major budget items include costs for the All-American Canal, state's share of purchase of Headwaters Forest, and additional funds for state prisons and juvenile facilities. The revised budget reflects a $433 million reduction in the State's obligation to contribute to State Teachers' Retirement System in 1998-99.

 Proposed 1999-00 Budget

  On January 8, 1999, Governor Davis released his proposed budget for Fiscal Year 1999-2000 (the "Governor's Budget"). The Governor's Budget generally reported that General Fund revenues for FY 1998-99 and FY 1999-00 would be lower than earlier projections (primarily due to the overseas economic downturn), while some caseloads would be higher than earlier projections. The Governor's Budget was designed to meet ongoing caseloads and basic inflation adjustments, and included certain new programs.

  The Governor's Budget projects General Fund revenues and transfers in 1999-00 of $60.3 billion. This includes anticipated initial payments from the tobacco litigation settlement of about $560 million, and receipt of one-time revenue from sale of assets. The Governor also assumes receipt of about $400 million of federal aid for certain health and welfare programs and reimbursement for costs for incarceration of undocumented felons, above the amount presently received by California from the federal government. The Governor's Budget notes that more accurate revenue estimates will be available in May and June before adoption of the budget. Among other things, the amount of realized capital gains for 1998 is still unknown, given the large fluctuations in the stock market last year. The Governor has not proposed any tax cuts or increases.

  The Governor's Budget proposes General Fund expenditures of $63.2 billion. The Governor's Budget gives highest priority to education, with Proposition 98 funding increasing by almost 5 percent. The Governor proposed certain new education initiatives focused on improving reading skills, teacher quality and school accountability. The Governor proposed modest increase in funding for higher education, and an 8 percent increase in SSP payments (a State-funded welfare program), while assuming decreases in Medi-Cal and CalWORKs grant costs due to lowering caseloads. The Governor also proposes to reduce expenditures by deferring certain previously budgeted expenditures totaling about $170 million.


  On May 14, 1999, the revision to the proposed State Budget for Fiscal Year 1999-2000 (the "May Revision") was released by Governor Gray Davis. The May Revision projects that a surplus in the approximate amount of $3.1 billion will be available compared to the January Governor's Budget. The key components proposed by Governor Davis include:

  Tax Relief: A total of $78 million by eliminating the minimum franchise tax paid by new businesses during the first two years of the businesses' life and excluding 50 percent of capital gains from State taxes for small-business stocks held longer than five years.

  K-12 Education: an increase of $972.7 million, including $100 million for school safety programs; $100 million for teacher performance bonuses; $144 million for new textbooks; and $40 million to encourage parential involvement.

  Higher Education: A 5 percent reduction in the annual fees paid by University of California ("UC") and California State University ("CSU") undergraduates. UC annual fees would fall to $3,429. CSU annual fees would fall to $1,428. Graduate student annual fees will also decrease by a 5 percent at CSU and UC. Community college fees would also fall, to $1 to $11 per unit.

  Welfare: No additional money provided for welfare recipients, meaning that they will receive only a 2.36 percent cost of living increase. A family of three will have their benefits rise on average from $611 to $625.

  Social Security Insurance (SSI): $25 million to increase the cost-of-living adjustment from 2.08 to 2.36 percent. Individuals would see their monthly benefit rise from $676 to $692 and couples from $1,201 to $1,229.

  Prisons: $335 million to build a new maximum-security prison in Delano. It would be the 34th State prison.

  Environment: $137 million for maintenance needed to clean up the State's parks, plus $20 million for other cultural and natural heritage needs.

  Transportation: $75 million for extra regional transit systems, including commuter trains and bay ferries for the Bay Area.

  Reserves: $900 million for emergencies, an increase of $570 million over the January budget; $300 million to give raises to State employees and cover costs from litigation; $248 million in the event that a 10 percent cut in vehicle license fees is made in 2001.

  The budget has been passed and has been forwarded to the Governor for consideration.

  The Governor's Budget includes a proposal to implement changes in law to make "midcourse corrections" in the State's budget if ongoing revenues fall short of projections during a fiscal year or expenditures increase significantly. The proposals include two components: restoring authority for the Director of Finance to reduce expenditures in certain circumstances, and an automatic "trigger" mechanism which would produce spending cuts if certain conditions were met. These proposals will require legislative action.

 Future Budgets

  It cannot be predicted what actions will be taken in the future by the State Legislature and the Governor to deal with changing State revenues and expenditures. The State budget will be affected by national and state economic conditions and other factors.

  THE FOREGOING DISCUSSION IS BASED ON OFFICIAL STATEMENTS AND OTHER INFORMATION PROVIDED BY THE STATE OF CALIFORNIA. THE STATE HAS INDICATED THAT

ITS DISCUSSION OF BUDGETARY INFORMATION IS BASED ON ESTIMATES AND PROJECTIONS OF REVENUES AND EXPENDITURES FOR THE CURRENT FISCAL YEAR AND MUST NOT BE CONSTRUED AS STATEMENTS OF FACT; THE ESTIMATES AND PROJECTIONS ARE BASED UPON VARIOUS ASSUMPTIONS WHICH MAY BE AFFECTED BY NUMEROUS FACTORS, INCLUDING FUTURE ECONOMIC CONDITIONS IN THE STATE AND THE NATION, AND THERE CAN BE NO ASSURANCE THAT THE ESTIMATES WILL BE ACHIEVED.

 Voter Initiative

  "Proposition 218" or the "Right to Vote on Taxes Act" (the "Proposition") was approved by the California electorate at the November, 1996 general election. Officially titled "Voter Approval For Local Government Taxes, Limitation on Fees, Assessments and Charges Initiative Constitutional Amendment," the Act was approved by a majority of the voters voting at the election and adds Articles XIIIC and XIIID to the California Constitution.

  The Proposition, among other things, requires local governments to follow certain procedures in imposing or increasing any fee or charge as defined. "Fee" or "charge" is defined to mean "any levy other than an ad valorem tax, a special tax or an assessment imposed by an agency upon a parcel or upon a person as an incident of property ownership, including user fees or charges for a property related service."

  The procedure required by the Proposition to impose or increase any fee or charge include a public hearing upon the proposed fee or charge and the opportunity to present written protests by the owners of the parcels subject to the proposed fee or charge. If written protests against the proposed fee or charge are presented by a majority of owners of the identified parcels, the local government shall not impose the fee or charge.

  The Proposition further provides as follows:

    "Except for fees or charges for sewer, water, and refuse collection services, no property related fee or charge shall be imposed or increased unless and until such fee or charge is submitted and approved by a majority vote of the property owners of the property subject to the fee or charge or, at the option of the agency, by a two-thirds vote of the electorate residing in the affected area."

  Additionally, the Proposition provides, with respect to standby charges, as follows:

    "No fee or charge may be imposed for a service unless that service is actually used by, or immediately available to, the owner of the property in question. Fees or charges based on potential or future use of a service are not permitted. Standby charges, whether characterized as charges or assessments, shall be classified as assessments and shall not be imposed without compliance with Section 4 of this Article."

  The Proposition provides that beginning July 1, 1997, all fees or charges shall comply with the Proposition's requirements.

  The Proposition is silent with respect to future increases of pre-existing fees or charges which are pledged to payment of indebtedness or obligations previously incurred by the local government. Presumably, the Proposition cannot preempt outstanding contractual obligations protected by the contract impairment clause of the federal constitution. However, with respect to any given situation or case, litigation may be the method which will settle any question concerning the authority of a local government to increase fees or charges outside of the strictures of the Proposition in order to meet contractual obligations.

  Proposition 218 also contains a new provision subjecting "matters of reducing or repealing any local tax, assessments and charges" to the initiative power. This means that no city or local agency revenue source is safe from reduction or repeal pursuant to the initiative process.

  Litigation concerning various elements of the Proposition may ultimately ensue and clarifying legislation may be enacted.

 Future Initiatives

  Articles XIIIA, XIIIB, XIIIC and XIIID were each adopted as measures that qualified for the ballot pursuant to the State's initiative process. From time to time, other initiative measures could be adopted which could affect revenues of the State or public agencies within the State.

 State Appropriations Limit

  The State is subject to an annual appropriations limit imposed by Article XIIIB of the State Constitution (the "Appropriations Limit"), and is prohibited from spending "appropriations subject to limitation" in excess of the Appropriations Limit. Article XIIIB, originally adopted in 1979, was modified substantially by Propositions 98 and 111 in 1988 and 1990, respectively. "Appropriations subject to limitation" are authorizations to spend "proceeds of taxes," which consist of tax revenues and certain other funds, including proceeds from regulatory licenses, user charges or the other fees to the extent that such proceeds exceed the reasonable cost of providing the regulation, product or service. The Appropriations Limit is based on the limit for the prior year, adjusted annually for certain changes, and is tested over consecutive two-year periods. Any excess of the aggregate proceeds of taxes received over such two-year period above the combined Appropriation Limits for those two years is divided equally between transfers to K-12 districts and refunds to taxpayers.

  Exempted from the Appropriations Limit are debt Service costs of certain bonds, court or federally mandated costs, and, pursuant to Proposition 111, qualified capital outlay projects and appropriations or revenues derived from any increase in gasoline taxes and motor vehicle weight fees above January 1, 1990 levels. Some recent initiatives were structured to create new tax revenues dedicated to specific uses and expressly exempted from the Article XIIIB limits. The Appropriations Limit may also be exceeded in cases of emergency arising from civil disturbance or natural disaster declared by the Governor and approved by two-thirds of the Legislature. If not so declared and approved, the Appropriations Limit for the next three years must be reduced by the amount of the excess.

  Article XIIIB, as amended by Proposition 98 on November 8, 1988, also establishes a minimum level of state funding for school and community college districts and requires that excess revenues up to a certain limit be transferred to schools and community college districts instead of returned to the taxpayers. Determination of the minimum level of funding is based on several tests set forth in Proposition 98. During fiscal year 1991-1992 revenues were smaller than expected, thus reducing the payment owed to schools in 1991-1992 under alternate "test" provisions. In response to the changing revenue situation, and to fully fund the Proposition 98 guarantee in the 1991-1992 and 1992-1993 fiscal years without exceeding it, the Legislature enacted legislation to reduce 1991-92 appropriations. The amount budgeted to schools, but which exceeded the reduced appropriation, was treated as a non-Proposition 98 short-term loan in 1991-92. As part of the 1992-93 Budget, $1.083 billion of the amount budgeted to K-12 schools was designated to "repay" the prior year loan, thereby reducing cash outlays in 1992-93 by that amount. To maintain per-average daily attendance ("ADA") funding, the 1992-93 Budget included loans to schools and to community colleges, to be repaid from future Proposition 98 entitlements. The 1993-94 Budget also provided new loans to K-12 schools and community colleges to maintain ADA funding. These loans have been combined with the 1992-93 fiscal year loans into one loan of $1.760 billion, to be repaid from future years' Proposition 98 entitlements, and conditioned upon maintaining current funding levels per pupil at K-12 schools.

  A Sacramento County Superior Court in California Teachers' Association, et al. v Gould, et al., ruled that the 1992-93 loans to K-12 schools and community colleges violate Proposition 98. As part of the negotiations leading to the 1995-96 Budget Act, an oral agreement was reached to settle this case. The parties reached a conditional final settlement of the case in April, 1996. The settlement required adoption of legislation satisfactory to the parties to implement its terms.

  The settlement provided, among other things, that both the State and K-12 schools share in the repayment of prior years' emergency loans to schools. Of the total $1.76 billion in loans, the State was obligated to repay $935 million by forgiveness of the amount owed, while schools were required to repay $825 million. The State's share of the repayment is reflected as expenditures above the current Proposition 98 base circulation. The schools' share of the repayment counts as appropriations toward satisfying the Proposition 98 guarantee, or from "below" the current base. Repayments are spread over the eight-year period beginning 1994-95 through 2002-03.

  Because of the complexities of Article XIIIB, the ambiguities and possible inconsistencies in its terms, the applicability of its exceptions and exemptions and the impossibility of predicting future appropriations, the Sponsor cannot predict the impact of this or related legislation on the bonds in the Municipal Funds which are included in the California Portfolio. Other Constitutional amendments affecting state and local taxes and appropriations have been proposed from time to time. If any such initiatives are adopted, the state could be pressured to provide additional financial assistance to local governments or appropriate revenues as mandated by such initiatives. Propositions such as Proposition 98 and others that may be adopted in the future, may place increasing pressure on the State's budget over future years, potentially reducing resources available for other State programs, especially to the extent that the Article XIIIB spending limit would restrain the State's ability to fund other such programs by raising taxes.

 State Indebtedness

  As of August 1, 1998, the State had over $15.9 billion aggregate amount of its general obligation bonds outstanding. General obligation bond authorizations in an aggregate amount of approximately $4.8 billion remained unissued as of August 1, 1998. As of April 1, 1998 the State Finance Committee had authorized the issuance of approximately $2.6 billion of general obligation commercial paper notes, but as of that date only $1.3 billion aggregate principal amount of which was issued and outstanding. The State also builds and acquires capital facilities through the use of lease purchase borrowing. As of April 1, 1998, the State had approximately $6.5 billion of outstanding General Fund-supported Lease-Purchase Debt.

  In addition to the general obligation bonds, State agencies and authorities had approximately $22.49 billion aggregate principal amount of revenue bonds and notes outstanding as of April 1, 1998. Revenue bonds represent both obligations payable from State revenue-producing enterprises and projects, which are not payable from the General Fund, and conduit obligations payable only from revenues paid by private users of facilities financed by such revenue bonds. Such enterprises and projects include transportation projects, various public works and exposition projects, educational facilities (including the California State University and University of California systems), housing, health facilities and pollution control facilities.

 Litigation

  The State is a party to numerous legal proceedings. In addition, the State is involved in certain other legal proceedings that, if decided against the State, might require the State to make significant future expenditures or impair future revenue sources. Examples of such cases include challenges to certain vehicle license fees and challenges to the State's use of Public Employee Retirement System funds to offset future State and local pension contributions. Other cases which could significantly impact revenue or expenditures involve challenges of payments of wages under the Fair Labor Standards Act, the method of determining gross insurance premiums involving health insurance, property tax challenges, and challenges of transfer of moneys from State Treasury special fund accounts to the State's General Fund pursuant to its Budget Acts for certain fiscal years. Because of the prospective nature of these proceedings, it is not presently possible to predict the outcome of such litigation or estimate the potential impact on the ability of the State to pay debt service on its obligation.

 Ratings

  During 1996, the ratings of California's general obligation bonds were upgraded by the following rating agencies. Standard & Poor's Ratings Group upgraded its rating of such debt to A+; the same rating has been assigned to such debt by Fitch Investors Service. Moody's Investors Service has assigned such debt an A1 rating. Any explanation of the significance of such ratings may be obtained only from the rating agency furnishing such ratings. There is no assurance that such ratings will continue for any given period of time or that they will not be revised downward or withdrawn entirely if, in the judgment of the particular rating agency, circumstances so warrant.

 Local Governments

  The primary units of local government in California are the counties, ranging in population from 1,200 in Alpine County to over 9,600,000 in Los Angeles County. Counties are responsible for the provision of many basic services, including indigent health care, welfare, jails and public safety in unincorporated areas. There are also about 470 incorporated cities, and thousands of other special districts formed for education, utility and other services. The fiscal condition of local governments has been constrained since the enactment of "Proposition 13" in 1978, which reduced and limited the future growth of property taxes, and limited the ability of local governments to impose "special taxes" (those devoted to a specific purpose) without two-thirds voter approval. Counties, in particular, have had fewer options to raise revenues than many other local government entities, and have been required to maintain many services.

  In the aftermath of Proposition 13, the State provided aid to local governments from the General Fund to make up some of the loss of property tax moneys, including taking over the principal responsibility for funding K-12 schools and community colleges. During the recession, the Legislature eliminated most of the remaining components of post-Proposition 13 aid to local government entities other than K-14 education districts by requiring cities and counties to transfer some of their property tax revenues to school districts. However, the Legislature also provided additional funding sources (such as sales taxes) and reduced certain mandates for local services. Since then the State has also provided additional funding to counties and cities through such programs as health and welfare realignment, welfare reform, trial court restructuring, the COPs program supporting local public safety departments, and various other measures. In his 1999-00 Budget Proposal, the Governor has proposed a review and "accounting" of state--local fiscal relationships, with the goal of ultimately restoring local government finances to an equivalent fiscal condition to the period prior to the 1991-93 recession--induced tax shifts. Litigation has been brought challenging the legality of the property tax shifts from counties to schools.

  Historically, funding for the State's trial court system was divided between the State and the counties. However, Chapter 850, Statutes of 1997, implemented a restructuring of the State's trial court funding system. Funding for the courts, with the exception of costs for facilities, local judicial benefits, and revenue collection, was consolidated at the State level. The county contribution for both their general fund and fine and penalty amounts is capped at the 1994-95 level and becomes part of the Trial Court Trust Fund, which supports all trial court operations. The State assumed responsibility future growth in trial court funding. The consolidation of funding is intended to streamline the operation of the courts, provide a dedicated revenue source, and relieve fiscal pressure on the counties. Beginning in 1998-99, the county general fund contribution for court operations is reduced by $300 million, and cities will retain $62 million in fine and penalty revenue previously remitted to the State; the General Fund reimbursed the $362 million revenue loss to the Trial Court Trust Fund. The 1999-00 Governor's Budget would further reduce the county general fund contribution by an additional $48 million to reduce by 50 percent the contributions of the next 18 smallest counties and reduce by 5 percent the general fund contribution of the remaining 21 counties.

  The entire statewide welfare system has been changed in response to the change in federal welfare law enacted in 1996. Under the CalWORKs program, counties are given flexibility to develop their own plans, consistent with the state law, to implement the program and to administer many of its elements, and their costs for administrative and supportive services are capped at the 1996-97 levels. Counties are also given financial incentives if, at the individual county level or statewide, the CalWORKs program produces savings associated with specified standards. Counties will still be required to provide "general assistance" aid to certain persons who cannot obtain welfare from other programs.

  The Sponsor believes the information summarized above describes some of the more significant aspects relating to the California Portfolio. The sources of such information are Preliminary Official Statements and Official Statements relating to the State's general obligation bonds and the State's revenue anticipation notes, or obligations of other issuers located in the State of California, or other publicly available documents. Although the Sponsor has not independently verified this information, it has no reason to believe that such information is not correct in all material respects.

  NEW YORK PORTFOLIO. The information set forth below is derived from the official statements and/or preliminary drafts of official statements prepared in connection with the issuance of New York State and New York City municipal bonds. The Sponsor has not independently verified this information.

  Economic Trends. Over the long term, the State of New York (the "State") and the City of New York (the "City") face serious potential economic problems. The City accounts for approximately 41% of the State's population and personal income, and the City's financial health affects the State in numerous ways. The State historically has been one of the wealthiest states in the nation. For decades, however, the State has grown more slowly than the nation as a whole, gradually eroding its relative economic affluence. Statewide, urban centers have experienced significant changes involving migration of the more affluent to the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. The City has also had to face greater competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City.

  The State has for many years had a very high State and local tax burden relative to other states. The State and its localities have used these taxes to develop and maintain their transportation networks, public schools and colleges, public health systems, other social services and recreational facilities. Despite these benefits, the burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

  Notwithstanding the numerous initiatives that the State and its localities may take to encourage economic growth and achieve balanced budgets, reductions in Federal spending could materially and adversely affect the financial condition and budget projections of the State and its localities.

  New York City. The City, with a population of approximately 7.4 million, is an international center of business and culture. Its non-manufacturing economy is broadly based, with the banking and securities, life insurance, communications, publishing, fashion design, retailing and construction industries accounting for a significant portion of the City's total employment earnings. Additionally, the City is the nation's leading tourist destination. Manufacturing activity in the City is conducted primarily in apparel and printing.

  For each of the 1981 through 1998 fiscal years, the City had an operating surplus, before discretionary transfers, and achieved balanced operating results as reported in accordance with then applicable generally accepted accounting principles ("GAAP"), after discretionary transfers. The City has been required to close substantial gaps between forecast revenues and forecast expenditures in order to maintain balanced operating results. There can be no assurance that the City will continue to maintain balanced operating results as required by State law without tax or other revenue increases or reductions in City services or entitlement programs, which could adversely affect the City's economic base.

  As required by law, the City prepares a four-year annual financial plan, which is reviewed and revised on a quarterly basis and which includes the City's capital, revenue and expense projections and outlines proposed gap-closing programs for years with projected budget gaps. The City's current financial plan projects a surplus in the 1999 fiscal year, before discretionary transfers, and budget gaps for each of the 2000, 2001 and 2002 fiscal years. This pattern of current year surplus operating results and projected subsequent year budget gaps has been consistent through the entire period since 1982, during which the City has achieved surplus operating results, before discretionary transfers, for each fiscal year.

  The City depends on aid from the State both to enable the City to balance its budget and to meet its cash requirements. There can be no assurance that there will not be reductions in State aid to the City from amounts currently projected; that State budgets will be adopted by the April 1 statutory deadline, or interim appropriations enacted; or that any such reductions or delays will not have adverse effects on the City's cash flow or expenditures. In addition, the Federal budget negotiation process could result in a reduction in or a delay in the receipt of Federal grants which could have additional adverse effects on the City's cash flow or revenues.

  The Mayor is responsible for preparing the City's financial plan, including the City's current financial plan for the 1999 through 2002 fiscal years (the "1999-2002 Financial Plan" or "Financial Plan"). The City's projections set forth in the Financial Plan are based on various assumptions and contingencies which are uncertain and which may not materialize. Such assumptions and contingencies include the condition of the regional and local economies, the provision of State and Federal aid and the impact on City revenues and expenditures of any future Federal or State policies affecting the City.

  Implementation of the Financial Plan is dependent upon the City's ability to market its securities successfully. The City's financing program for fiscal years 1999 through 2002 contemplates the issuance of $5.2 billion of general obligation bonds and $5.4 billion of bonds to be issued by the New York City Transitional Finance Authority (the "Finance Authority") to finance City capital projects. The Finance Authority was created as part of the City's effort to assist in keeping the City's indebtedness within the forecast level of the constitutional restrictions on the amount of debt the City is authorized to incur. In addition, the City issues revenue and tax anticipation notes to finance its seasonal working capital requirements. The success of projected public sales of City bonds and notes, New York City Municipal Water Finance Authority ("Water Authority") bonds and Finance Authority bonds will be subject to prevailing market conditions. The City's planned capital and operating expenditures are dependent upon the sale of its general obligation bonds and notes, and the Water Authority and Finance Authority bonds. Future developments concerning the City and public discussion of such developments, as well as prevailing market conditions, may affect the market for outstanding City general obligation bonds and notes.

  For the 1998 fiscal year, the City had a operating surplus, before discretionary and other transfers, and achieved balanced operating results, after discretionary and other transfers, in accordance with GAAP. The 1998 fiscal year is the eighteenth year that the City has achieved an operating surplus, before discretionary and other transfers, and balanced operating results, after discretionary and other transfers.

  On November 18, 1998, the City released the Financial Plan for the 1999 through 2002 fiscal years, which relates to the City and certain entities which receive funds from the City. The Financial Plan is a modification to the financial plan submitted to the Control Board on June 26, 1998 (the "June Financial Plan"). The Financial Plan projects revenues and expenditures for the 1999 fiscal year balanced in accordance with GAAP, and projects gaps of $2.2 billion and $2.4 billion for the 2000 through 2002 fiscal years, respectively, after implementation of a gap closing program to reduce agency expenditures by $200 million in the 1999 fiscal year and approximately $80 million in each of fiscal years 2000 through 2002.

  Changes since the June Financial Plan include: (i) an increase in projected tax revenues of $288 million and $8 million in fiscal years 1999 and 2000, respectively, and a decrease in projected tax revenues of $23 million and $66 million in fiscal years 2001 and 2002, respectively; (ii) an increase in planned expenditures for health insurance of approximately $60 million in each of fiscal years 1999 through 2002; (iii) a decrease in projected pension expenditures due to higher than planned increases in the value of the assets of the retirement systems of $67 million, $171 million, $264 million and $372 million in the fiscal years 1999 through 2002, respectively; (iv) other agency spending increases of $76 million, $101 million, $78 million, and $70 million in fiscal years 1999 through 2002, respectively; and (v) an increase in agency expenditures of $227 million, $295 million, $295 million and $294 million in fiscal years 1999 through 2002, respectively, due to a reduction in the agency gap closing program.

  The 1999-2002 Financial Plan includes a proposed discretionary transfer in the 1999 fiscal year of $465 million to pay debt service due in fiscal year 2000. In addition, the Financial Plan reflects enacted and proposed tax reduction programs totaling $429 million, $604 million and $606 million in fiscal years 2000 through 2002, respectively, including the elimination of the city sales tax on all clothing as of December 1, 1999, the extension of current tax reductions for owners of cooperative and condominium apartments starting in fiscal year 2000 and a personal income tax credit for child care and for resident holders of Subchapter S corporations starting in fiscal year 2000, which are subject to State legislative approval, and reduction of the commercial rent tax commencing in fiscal year 2000.

  The Financial Plan assumes (i) approval by the Governor and the State Legislature of the extension of the 14% personal income tax surcharge, which is scheduled to expire on December 31, 1999, and which is projected to provide revenue of $183 million, $524 million and $544 million in the 2000, 2001 and 2002 fiscal years, respectively; and (ii) collection of the projected rent payments for the City's airports, totaling $6 million, $365 million, $155 million and $185 million in the 1999 through 2002 fiscal years, respectively, a substantial portion of which may depend on the successful completion of negotiations with The Port Authority of New York and New Jersey (the "Port Authority") or the enforcement of the city's rights under the existing leases through pending legal actions. The Financial Plan provides no additional wage increases for City employees after their contracts expire in fiscal years 2000 and 2001. In addition, the economic and financial condition of the City may be affected by various financial, social, economic and political factors which could have a material effect on the City.

  In January, the mayor is expected to publish a Modification (the "January Modification") to the Financial Plan for the City's 1999 through 2003 fiscal years and a preliminary budget for the City's fiscal year 2000. The January Modification will include changes since the Financial Plan and the City's program to address the currently forecast $2.2 billion gap in fiscal year 2000. As in prior years, the City's gap-closing program could include a program to substantially reduce projected agency spending and City proposals for increased Federal and State aid and other non-tax revenues.

  The 1998 modification of the City's financial plan and the 1999-2002 Financial Plan include a proposed discretionary transfer in the 1998 fiscal year of approximately $2.0 billion to pay debt service due in the 1999 fiscal year, and a proposed discretionary transfer in the 1999 fiscal year of $416 million to pay debt service due in fiscal year 2000, included in the Budget Stabilization Accounts for the 1998 and 1999 fiscal years, respectively. In addition, the Financial Plan reflects proposed tax reduction programs totaling $237 million, $537 million, $657 million and $666 million in fiscal years 1999 through 2002, respectively, including the elimination of the City sales tax on all clothing as of December 1, 1999, a City-funded acceleration of the State funded personal income tax reduction for the 1999 through 2001 fiscal years, the extension of current tax reductions for owners of cooperative and condominium apartments starting in fiscal year 2000 and a personal income tax credit for child care and for resident holders of Subchapter S corporations, which are subject to State legislative approval, and reduction of the commercial rent tax commencing in fiscal year 2000.

  On June 5, 1998, the City Council adopted a budget which re-allocated expenditures from those provided in the Executive Budget in the amount of $409 million. The re-allocated expenditures, which include $116 million from the Budget Stabilization Account, $82 million from debt service, $45 million from pension contributions, $54 million from social services spending and $112 million from other spending, were re-allocated to uses set forth in the City Council's adopted budget. Such uses include a revised tax reduction program at a revenue cost in the 1999 fiscal year of $45 million, additional expenditures for various programs of $199 million and provision of $165 million to retire high interest debt. The revised tax reduction program in the City Council's adopted budget assumes the expiration of the 12.5% personal income tax surcharge, rather than the implementation of the personal income tax reduction program proposed in the Executive Budget. The changes reflected in the City Council's adopted budget would increase the gaps forecast between revenues and expenditures in the future years of the Financial Plan.

  On June 5, 1998, in accordance with the City Charter, the Mayor certified to the City Council revised estimates of the City's revenues (other than property tax) for fiscal year 1999. Consistent with this certification, the property tax levy was estimated by the Mayor to require an increase to realize sufficient revenue from this source to produce a balanced budget within generally accepted accounting principles. On June 8, 1998, the City Council adopted a property tax levy that was $237.7 million lower than the levy estimated to be required by the Mayor. The City Council, however, maintained that the revenue to be derived from the levy it adopted would be sufficient to achieve a balanced budget because the property tax reserve for uncollectibles could be reduced. Property tax bills for fiscal year 1999 are expected to be mailed in the near future by the City's Department of Finance at the rates adopted by the City Council for fiscal year 1998, subject to later adjustment.

  On July 10, 1995, Standard & Poor's revised its rating of City bonds downward to BBB+. On February 3, 1998, Standard & Poor's placed its BBB+ rating of City bonds on CreditWatch with positive implications. Moody's rating of City bonds was revised in February 1998 to A3 from Baa1. Moody's, Standard & Poor's and Fitch currently rate the City's outstanding general obligation bonds A3, BBB+ and A-, respectively.

  New York State and its Authorities. The State Financial Plan for the 1998-1999 fiscal year projects balance on a cash basis for the 1998-1999 fiscal year, as modified on July 30, 1998, with a closing balance in the General Fund of $1.67 billion. The State Financial Plan contains projections of a potential imbalance in the 1999-2000 fiscal year of $1.3 billion, assuming implementation of unspecified efficiency actions, the receipt of funds from the tobacco settlement and the application of certain reserves established in the 1998-1999 State Financial Plan. The Executive Budget submitted in February 1998 contained projections at that time of a potential imbalance in the 2000-2001 fiscal year of $3.72 billion, assuming implementation of unspecified efficiency initiatives and other actions in the 2000-2001 fiscal year.

  The 1999-2002 Financial Plan is based on numerous assumptions, including the condition of the City's and the region's economy and a modest employment recovery and the concomitant receipt of economically sensitive tax revenues in the amounts projected. The 1999-2002 Financial Plan is subject to various other uncertainties and contingencies relating to, among other factors, the extent, if any, to which wage increases for City employees exceed the annual wage costs assumed for the 1999 through 2002 fiscal years; continuation of projected interest earnings assumptions for pension fund assets and current assumptions with respect to wages for City employees affecting the City's required pension fund contributions; the willingness and ability of the State to provide the aid contemplated by the Financial Plan and to take various other actions to assist the City; the ability of State agencies to maintain balanced budgets; the willingness of the Federal government to provide the amount of Federal aid contemplated in the Financial Plan; the impact on City revenues and expenditures of Federal and State welfare reform and any future legislation affecting Medicare or other entitlement programs; adoption of the City's budgets by the City Council in substantially the forms submitted by the Mayor; the ability of the City to implement cost reduction initiatives, and the success with which the City controls expenditures; the impact of conditions in the real estate market on real estate tax revenues; the City's ability to market its securities successfully in the public credit markets; and unanticipated expenditures that may be incurred as a result of the need to maintain the City's infrastructure. Certain of these assumptions have been questioned by the City Comptroller and other public officials.

  The Legislature passed a State budget for the 1998-1999 fiscal year on April 18, 1998, and on April 26, 1998 the Governor vetoed certain of the increased spending in the State budget passed by the Legislature. The Legislature did not override any of the Governor's vetoes. The State Financial Plan for the 1998-1999 fiscal year, as modified on July 30, 1998, projects balance on a cash basis for the 1998-1999 fiscal year, with a closing balance in the General Fund of $1.67 billion. The State Financial Plan contains projections of a potential imbalance in the 1999-2000 fiscal year of $1.3 billion, assuming implementation of $600 million of unspecified efficiency actions, the receipt of $250 million in funds from the tobacco settlement and the application of certain reserves established in the 1998-1999 State Financial Plan. The Executive Budget submitted in February 1998 contained projections at that time of a potential imbalance in the 2000-2001 fiscal year of $3.72 billion, assuming implementation of $800 million of unspecified efficiency initiatives in the 2000-2001 fiscal year and $250 million in funds from the tobacco settlement. The State Financial Plan for the 1998-1999 fiscal year includes multi-year tax reductions and significant increases in spending which will affect the 2000-2001 fiscal year. The various elements of the State and local tax and assessments reductions enacted during the last several fiscal years will reduce projected revenues by more than $4 billion in the 2002-2003 fiscal year as measured from the current 1998-1999 base.

  On July 23, 1998, the New York State Comptroller issued a report which noted that a significant cause for concern is the budget gaps in the 1999-2000 and 2000-2001 fiscal years, which the State Comptroller projected at $1.8 billion and $5.5 billion, respectively, after excluding the uncertain receipt by State of $250 million of funds from the tobacco settlement assumed for each of such fiscal years, as well as the unspecified actions assumed in the State's projections. The State Comptroller also stated that if the securities industry or economy slows, the size of the gaps would increase.

  Standard & Poor's rates the State's general obligation bonds A, and Moody's rates the State's general obligation bonds A2. On August 28, 1997, Standard & Poor's revised its rating on the State's general obligation bonds from A- to A.

  Litigation. The court actions in which the State is a defendant generally involve State programs and miscellaneous tort, real property, and contract claims. While the ultimate outcome and fiscal impact, if any, on the State of those proceedings and claims are not currently predictable, adverse determinations in certain of them might have a material adverse effect upon the State's ability to carry out the 1999-2002 Financial Plan. The City has estimated that its potential future liability on account of outstanding claims against it as of June 30, 1998 amounted to approximately $3.5 billion.

  YEAR 2000 ISSUE. Many existing computer programs use only two digits to identify a year in the date field and were designed and developed without considering the impact of the upcoming change in the century. Therefore, for example, the year "2000" would be incorrectly identified as the year "1900". If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000, requiring substantial resources to remedy. The Sponsor and Trustee believe that the "Year 2000" problem is material to their business and operations and could have a material adverse effect on the Sponsor's and the Trustee's results of operations and, in turn, cash available for distribution by the Trustee. Although the Sponsor and the Trustee are addressing the problem with respect to their business operations, there can be no assurance that the Year 2000 problem will be properly or timely resolved. The Year 2000 problem may also adversely affect the Municipal Funds contained in the Trusts, as well as the issuers of the Bonds contained in the Municipal Funds, to varying degrees based upon various factors. The Sponsor is unable to predict what effect, if any, the Year 2000 problem will have on such issuers.

  LEGISLATION. At any time after the Initial Date of Deposit, legislation may be enacted, affecting the Securities in the Trusts or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum industry, may have a negative impact on certain companies represented in the Trusts. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on a Trust or will not impair the ability of the issuers of the Securities to achieve their business goals.

  LEGAL PROCEEDINGS AND LITIGATION. At any time after the Initial Date of Deposit, legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to the Securities in the Trusts or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trusts or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

  ORGANIZATION COSTS. The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trusts' organization costs will be purchased in the same proportionate relationship as all the Securities contained in the Trusts. Securities will be sold to reimburse the Sponsor for the Trusts' organization costs at the completion of the initial offering period, which is expected to be 90 days from the Initial Date of Deposit (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Trusts' Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the Trusts' organization costs, the Trustee will sell additional Securities to allow the Trusts to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed $1.30 per 100 Units for the California Portfolio and $1.30 per 100 Units for the New York Portfolio, this will also result in a greater effective cost per Unit to Unitholders for the reimbursement to the Sponsor. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities to an extent which will maintain the same proportionate relationship among the Securities contained in the Trusts as existed prior to such sale.

                                PUBLIC OFFERING

  OFFERING PRICE. In calculating the Public Offering Price, the aggregate value of the Securities is determined in good faith by the Trustee on each "Business Day" as defined in the Indenture in the following manner: because the Securities are listed on a national securities exchange, this evaluation is based on the closing sale prices on that exchange as of the Evaluation Time (unless the Trustee deems these prices inappropriate as a basis for valuation). If the Trustee deems these prices inappropriate as a basis for evaluation, then the Trustee may utilize, at the Trusts' expense, an independent evaluation service or services to ascertain the values of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or by such other appraisal deemed appropriate by the Trustee or (c) by any combination of the above, each as of the Evaluation Time.

  VOLUME AND OTHER DISCOUNTS. Units are available at a volume discount from the Public Offering Price during the initial public offering based upon the number of Units purchased. This volume discount will result in a reduction of the sales charge applicable to such purchases. The approximate reduced sales charge on the Public Offering Price applicable to such purchases is as follows:

                                                     APPROXIMATE
                                                       REDUCED
                                                        SALES
         NUMBER OF UNITS                               CHARGE
         ---------------                             -----------
         10,000 but less than 25,000................    4.25%
         25,000 but less than 50,000................    4.00%
         50,000 but less than 75,000................    3.50%
         75,000 but less than 100,000...............    3.00%

  For transactions of 100,000 Units or more, the Sponsor intends to negotiate the applicable sales charge and such charge will be disclosed to any such purchaser. The Sponsor reserves the right to change the discounts from time to time.

  These discounts will apply to all purchases of Units by the same purchaser during the initial public offering period. Units purchased by the same purchasers in separate transactions during the initial public offering period will be aggregated for purposes of determining if such purchaser is entitled to a discount provided that such purchaser must own at least the required number of Units at the time such determination is made. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed for the purposes hereof to be registered in the name of the purchaser. The discount is also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

  The holders of units of prior series of Equity Securities Trusts (the "Prior Series") may "rollover" into a Trust by exchanging units of the Prior Series for Units of a Trust at their relative net asset values, subject to a reduced sales charge of 3.50%. An exchange of a Prior Series for Units of a Trust will generally be a taxable event. The rollover option described herein will also be available to investors in the Prior Series who elect to purchase Units of a Trust within 60 days of their liquidation of units in the Prior Series (see "Trust Termination").

  Employees (and their immediate families) of Reich & Tang Distributors, Inc. (and its affiliates), the Portfolio Consultant and of the special counsel to the Sponsor, may, pursuant to employee benefit arrangements, purchase Units of a Trust at a price equal to the aggregate value of the underlying securities in the Trust during the initial offering period, divided by the number of Units outstanding (without a sales charge). Such arrangements result in less selling effort and selling expenses than sales to employee groups of other companies. Resales or transfers of Units purchased under the employee benefit arrangements may only be made through the Sponsor's secondary market, so long as it is being maintained, and not through other broker-dealers.

  Investors in any open-end management investment company or unit investment trust that have purchased their investment within a five-year period prior to the date of this Prospectus can purchase Units of a Trust in an amount not greater in value than the amount of said investment made during this five-year period at a reduced sales charge of 3.50% of the public offering price.

  Units may be purchased in the primary or secondary market (including purchases by Rollover Unitholders) at the Public Offering Price (for purchases which do not qualify for a volume discount) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Public Offering-- Distribution of Units") by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who, for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this

Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive the volume discount.

  DISTRIBUTION OF UNITS. During the initial offering period and thereafter to the extent additional Units continue to be offered by means of this Prospectus, Units will be distributed by the Sponsor and dealers at the Public Offering Price. The initial offering period is thirty days after each deposit of Securities in each of the Trusts and the Sponsor may extend the initial offering period for successive thirty day periods. Certain banks and thrifts will make Units of each Trust available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have indicated that these particular agency transactions are permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law.

  The Sponsor intends to qualify the Units for sale in a limited number of States through dealers who are members of the National Association of Securities Dealers, Inc. Units may be sold to dealers at prices which represent a concession of up to 4.0% per Unit, subject to the Sponsor's right to change the dealers' concession from time to time. Such Units may then be distributed to the public by the dealers at the Public Offering Price then in effect. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

  Broker-dealers of the Trusts, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their registered representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts or under which the Sponsor will allow to any such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying brokers, dealers, banks and/or others for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets and not out of the assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold.

  SPONSOR'S AND UNDERWRITER'S PROFITS. The Sponsor and the Underwriters will receive a combined gross underwriting commission equal to up to 4.50% of the Public Offering Price per 100 Units (equivalent to 4.712% of the net amount invested in the Securities). Additionally, the Sponsor may realize a profit on the deposit of the Securities in the Trusts representing the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trusts (See "Portfolio"). The Sponsor may realize profits or sustain losses with respect to Securities deposited in the Trusts which were acquired from underwriting syndicates of which they were a member. All or a portion of the Securities initially deposited in the Trusts may have been acquired through the Sponsor.

  During the initial offering period and thereafter to the extent additional Units continue to be offered by means of this Prospectus, the Underwriter may also realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence in the Public Offering Price received by the Sponsor for the Units. Cash, if any, made available to the Sponsor prior to settlement date for the purchase of Units may be used in the Sponsor's business subject to the limitations of 17 CFR 240.15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsor.

  Both upon acquisition of Securities and termination of each of the Trusts, the Trustee may utilize the services of the Sponsor for the purchase or sale of all or a portion of the Securities in the Trusts The Sponsor may receive brokerage commissions from the Trusts in connection with such purchases and sales in accordance with applicable law.

  In maintaining a market for the Units (see "Sponsor Repurchase") the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which it buys Units and the price at which it resells such Units.

                                   TAX STATUS

  This is a general discussion of some of the Federal income tax consequences of ownership of Units in the Trusts. It applies only to investors who hold their Units as capital assets. It does not discuss special rules that apply to investors subject to special treatment, such as securities dealers, financial institutions and insurance companies.

  OPINION OF COUNSEL. In the opinion of Battle Fowler LLP:

    1. The IRS will classify the Trusts as grantor trusts for Federal income tax purposes. The Trusts will not owe Federal income tax. Each Unitholder will be treated as the owner of a pro rata portion of the assets of a Trust. The income received by the Trusts will be treated as income of the Unitholders.

    2. The Trusts will not be subject to the New York Franchise Tax on Business Corporations or the New York City General Corporation Tax. However, Unitholders who are New York residents must treat their pro rata portion of the income of a Trust as their income under New York State and City income tax laws. Residents of other states may have to do the same thing in their states.

    3. The Sponsor has the right to create additional Units for 90 days after the original issuance date by depositing Additional Securities in a Trust. The Additional Securities must be substantially similar to the securities initially deposited in the Trust. The IRS will treat the Trusts as grantor trusts even though the Sponsor has this power.

Battle Fowler LLP is special counsel to the Sponsor. Its opinion is based on existing law. Battle Fowler LLP has relied on the validity of the Trust Agreement and the Prospectus and on the accuracy and completeness of the facts they contain.

  TAXATION OF UNITHOLDERS. The IRS will tax each Unitholder the same way it would if the Unitholder owned directly its pro rata share of the securities held by a Trust. Each Unitholder will determine its tax cost for its share of the securities held by a Trust by allocating its cost of the Units (including sales charges) among its share of the securities held by the Trust in proportion to the fair market values of those securities on the date the Unitholder purchases its Units. See "Fractional Undivided Interest in Trust" in the "Summary of Essential Information" in order to determine a Unitholder's share of each security on the date of

Deposit, and see "Cost of Securities to Trust" under "Portfolio" in order to determine the fair market value of each security on that date.

  The Trust will own shares of regulated investment companies (referred to herein as the "Municipal Funds") that own municipal bonds. The interest on the Municipal Bonds is exempt from regular Federal income tax but may be subject to the alternative minimum tax. The Municipal Funds can distribute exempt-interest dividends to the Trust. The IRS will treat each Unitholder as receiving its share of the exempt-interest dividends, ordinary dividends and capital gain dividends on the shares of the Municipal Funds held by Trust, when the Trust receives those items, unless the Unitholder has an accounting method that requires an earlier accrual. The Unitholders will not have to pay regular Federal income tax on the exempt-interest dividends but may have to pay alternative minimum tax on them. Similarly, a Unitholder may treat its share of capital gains dividends received by the Trust as capital gains dividends received by it.

  Each Unitholder will generally have to calculate its gain or loss when the Trust sells, exchanges or redeems shares in a Municipal Fund or when the Unitholder sells, exchanges or redeems Units. Any gain will generally be a capital gain and will be long-term if the Unitholder has held its Units for more than one year and the Trust has held the shares in the Municipal Funds for more than one year. A Unitholder's share of capital gains dividends received by a Trust from the Municipal Funds will also be long-term capital gain, regardless of the period of time for which the Unitholder has held its Units or the period of time for which the Trust has held the shares in the Municipal Funds. Capital gains are generally taxed at the same rates applicable to ordinary income, although non-corporate Unitholders may be subject to a reduced tax rate of 20% on long-term capital gains. Tax rates may increase before a Trust sells shares in the Municipal Funds or the Unitholders sell Units.

  Any loss on the sale or redemption of Units or share in the Municipal Funds will generally be a capital loss, and will be long-term for Unitholders who have held their Units for more than one year if the Trust has also held the shares in the Municipal Funds for more than one year and short-term capital gain or loss if the Trust has held the shares, or the Unitholder has held the Units for one year or less. Capital losses are deductible to the extent of capital gains; in addition, Unitholders that are not corporations may deduct up to $3,000 of capital losses (married individuals filing separately may only deduct $1,500) against ordinary income. However, if the Trust buys shares and sells them at a loss within six months (or if the Unitholder buys Units and sells them at a loss within six months), the loss cannot be deducted if (and to the extent that) the Trust received any exempt-interest dividends on the shares. Any remaining loss will be treated as long-term, rather than short-term capital loss if (and to the extent that) the Trust received any capital gains dividends with respect to those shares.

  Unitholders will also not be able to deduct losses resulting from the sale of shares or the sale of Units if (and to the extent that) the Unitholder purchases other shares or other Units within 30 days before or after the sale. This rule could also apply to a transaction in which a Unitholder sells Units or a Trust sells shares of a Municipal Fund, and the Unitholder purchases shares of that same Municipal Fund directly within the 61 day period. If this disallowance rule applies, the basis of the newly purchased Units and shares will be adjusted to reflect the disallowed loss.

  Under Section 67 of the Code and the accompanying Regulations, a Unitholder who itemizes its deductions may also deduct its pro rata share of the fees and expenses of a Trust, but only to the extent that such amounts, together with the Unitholder's other miscellaneous deductions, exceed 2% of its adjusted gross income. The deduction of fees and expenses may also be limited by Section 68 of the Code, which reduces the amount of itemized deductions that are allowed for individuals with incomes in excess of certain thresholds.

  The Trustee will give each Unitholder an annual statement showing the dividends, exempt-interest dividends and capital gains dividends received by the Trusts, the gross proceeds received by the Trusts from the disposition of any shares in the Municipal Funds, and any other income and fees and expenses of the Trusts. The Trustee will also give an annual information return to each Unitholder and send copies of those returns to the Internal Revenue Service.

  Each Unitholder may have three choices when a Trust terminates. First, a Unitholder who owns at least 2,500 units may have a Trust distribute its share of the shares of the Municipal Funds in kind (plus cash in lieu of fractional shares). Second, a Unitholder can have a Trust sell its share of the shares of the Municipal Funds and distribute the cash. Third, a Unitholder can reinvest the cash it would have received in units of a future series of a Trust (if offered). A Unitholder who asks a Trust to distribute its share of the shares of the Municipal Funds (plus cash for fractional shares) should not be taxed when the shares of the Municipal Funds are distributed to it, although the cash should be taxable. However, there is no specific authority covering this issue.

  TAXATION OF THE MUNICIPAL FUNDS. The Municipal Funds intend to qualify to be treated as regulated investment companies for Federal income tax purposes. If they qualify, the Municipal Funds will not be subject to Federal income tax on the income they distribute to their shareholders, including the Trusts.

  When the Bonds owned by the Municipal Funds were issued, bond counsel issued opinions that the interest on their Bonds is not subject to regular Federal income tax (except in the limited circumstances referred to below). Payments that a Municipal Funds receives on a bank letter of credit, guarantee or insurance policy because the Bond issuer has defaulted will be treated as payments on the Bond, namely as payments of principal or interest that are not subject to regular Federal income tax or taxable market discount or capital gain. The Sponsor and Battle Fowler LLP have not made, and will not make, any review of the basis for these opinions. The tax exempt status of the interest depends on compliance by the issuer and others with ongoing requirements, and the opinions of bond counsel assume that these requirements will be met. However, no one can guarantee that the issuers (and other users) will comply with these requirements.

  In order to qualify as a regulated investment company, a Municipal Fund must distribute each year at least 90% of its net investment income (including, generally, taxable interest, dividends, net short-term capital gains, and certain other income, less certain expenses), and at least 90% of its net exempt interest income, and must meet several additional requirements. A Municipal Fund that does not qualify as a regulated investment company will be taxed on its taxable income and capital gains; and all distributions to its shareholders, including distributions of net exempt interest income and long-term capital gains, will be taxable as ordinary income.

  The Municipal Funds may have to accrue and distribute income not yet received if they invest in Bonds issued at a discount. The Municipal Funds may be required to sell Bonds that they otherwise would have continued to hold in order to generate sufficient cash to make this distribution.

  The Municipal Funds intend to distribute enough of their income to avoid the 4% excise tax imposed on regulated investment companies that do not distribute at least 98% of their taxable income.

  TAXATION OF THE TRUSTS AS SHAREHOLDERS OF THE MUNICIPAL FUNDS. The Municipal Funds expect to be able to pay "exempt-interest dividends" to their shareholders, including the Trusts, to the extent of their exempt interest income (less applicable expenses). Unitholders will not have to pay regular Federal income tax on exempt-interest dividends. However, they may have to pay Federal alternative minimum tax.

  The interest on some private activity bonds is a preference item included in alternative minimum taxable income. Each year the Municipal Funds will give to shareholders, including the Trusts, a report showing the percentage of fund income that is a preference item. The Trusts will give the same information to Unitholders. In addition, alternative minimum taxable income of a Unitholder that is a corporation is increased by part of the excess of its "adjusted current earnings" (an alternative measure of income that includes interest on all tax exempt securities) over the amount otherwise determined to be alternative minimum taxable income. Therefore, the exempt-interest dividends may cause a Unitholder to have to pay the Federal alternative minimum tax or may increase the amount of that tax payable by a Unitholder already subject to Federal alternative minimum tax.

  The Municipal Funds may own Bonds originally issued at a discount. In general, original issue discount is the difference between the price at which a Bond was issued and its stated redemption price at maturity. Original issue discount on tax-exempt Bonds accrues as tax-exempt interest over the life of the Bond. A Municipal Fund's adjusted tax basis for a Bond issued with original issue discount will include original issue discount accrued during the period it held the Bond. A Municipal Fund can also pay a premium when it buys a Bond, even a Bond issued with original issue discount. A Municipal Fund would be required to amortize the premium over the term of the Bond, and reduce its basis for the Bond even though it does not get any deduction for the amortization. Therefore, sometimes a Municipal Fund may have a taxable gain when it sells a Bond for an amount equal to or less than its original tax basis.

  A Unitholder will generally have a taxable gain or loss when it sell Units, when a Trust sells shares of the Municipal Funds, and when the Municipal Funds sell Bonds and distribute capital gains dividends. The gain or loss will generally be capital gain or capital loss if the Units are capital assets for the Unitholders. Unitholders will also generally have ordinary income if the Municipal Funds sell or redeem Bonds that were acquired at a market discount, or sell Bonds at a short term capital gain, and distribute ordinary dividends. In general, the IRS will treat Bonds as market discount Bonds when the cost of the Bond, plus any original issue discount that has not yet accrued, is less than the amount due to be paid at the maturity of the Bond. The IRS taxes all or a portion of the gain on the sale of a market discount Bond as ordinary income when the Bond is sold, redeemed or paid. The portion of the gain taxed by the IRS as ordinary income is equal to the portion of the market discount that has accrued since the seller purchased the Bond.

  Some of the Bonds held by the Municipal Funds will lose their tax exempt status while they are owned by a "substantial user" of the facilities being financed with the proceeds of those Bonds, or by persons related to a substantial user. A "substantial user" is a person whose gross revenue derived with respect to the facilities financed by the Bonds is more than 5% of the total revenue derived by all users of those facilities, or who occupies more than 5% of the usable area of the facilities or for whom the facilities or a part thereof were specifically constructed, reconstructed or acquired. "Related persons" are certain related individuals, affiliated corporations, partners and partnerships. This rule would not change the tax exempt status of interest on Bonds held by other persons. These rules will apply to Unitholders who receive exempt-interest dividends attributable to interest on Bonds that financed facilities for which the Unitholders or related persons are "substantial users".

  Individuals must take exempt-interest dividends into consideration in computing the portion, if any, of social security benefits that will be included in their gross income and subject to Federal income tax.

  Corporate Unitholders that are subject to the 0.12% environmental tax on their alternative minimum taxable income in excess of $2,000,000 must take account of the exempt-interest dividends in calculating that tax.

  Any distributions made by the Municipal Funds that do not qualify as exempt-interest dividends or capital gains dividends will be taxable to Unitholders as ordinary income, and will not qualify for the corporate dividends- received deduction.

  If the Municipal Funds declare dividends in October, November or December that are payable to shareholders of record on a date during those months, Unitholders must take the dividends into account for tax purposes in the current year, if the dividend is paid either in the current year, or in January or February of the following year.

  Ordinary, exempt-interest and capital gain dividends will be taxable as described above whether received in cash or reinvested in additional Units under the Reinvestment Plan. A Shareholder whose distributions are reinvested in additional Units under the Reinvestment Plan will be treated as having received the amount of cash allocated to the Unitholder for the purchase of those Units.

  BACKUP WITHHOLDING. The Trusts generally must withhold and pay over to the U.S. Treasury 31% of the taxable dividends and other distributions paid to any individual Unitholder who either does not supply its taxpayer identification number, has not reported all of its dividends and interest income, or does not certify to a Trust that he or she is not subject to withholding. The social security number of an individual is its taxpayer identification number.

  TAX-EXEMPT ENTITIES. Entities that generally qualify for an exemption from Federal income tax, such as many pension trusts, are nevertheless taxed under
Section 511 of the Code on "unrelated business taxable income." Unrelated business taxable income is income from a trade or business regularly carried on by the tax-exempt entity that is unrelated to the entity's exempt purpose. Unrelated business taxable income generally does not include dividend or interest income or gain from the sale of investment property, unless such income is derived from property that is debt-financed or is dealer property. A tax-exempt entity's dividend income from a Trust and gain from the sale of Units in the Trust or from the Trusts' sale of Securities is not expected to constitute unrelated business taxable income to such tax-exempt entity unless the acquisition of the Unit itself is debt-financed or constitutes dealer property in the hands of the tax-exempt entity.

  Before investing in a Trust, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit-sharing retirement plan) should consider among other things (a) whether the investment is prudent under the Employee Retirement Income Security Act of 1974 ("ERISA"), taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust, including the fact that the Trusts is intended to generate tax exempt income; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed "plan assets" under ERISA and the Department of Labor regulations regarding the definition of "plan assets."

  Prospective tax-exempt investors are urged to consult their own tax advisers concerning the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units prior to investing in a Trust.

  CALIFORNIA TAXES. When the Bonds owned by the Municipal Funds included in the California Portfolio were issued, bond counsel issued opinions that interest on the Bonds is exempt from California personal income taxation.

  In the opinion of Brown & Wood LLP, special counsel to the Sponsor for California tax matters, under existing California law applicable to individuals who are California residents and in reliance, among other things, on the aforementioned opinion of Battle Fowler LLP that the IRS will classify the California Portfolio as a grantor trust for federal income tax purposes, the California Portfolio will not be treated for California personal income tax purposes as an association taxable as a corporation, and the income of the California Portfolio will therefore be treated as the income of the Unitholders in the same manner as if the Unitholders held the securities of the California Portfolio directly. Each Unitholder will recognize gain or loss upon the sale or other disposition of the securities held by the California Portfolio or upon the Unitholder's sale or other disposition of a Unit. The amount of gain or loss for California income tax purposes will generally be determined pursuant to the Internal Revenue Code of 1986, as amended, certain provisions of which are incorporated by reference under California law.

  NEW YORK TAXES. When the Bonds owned by the Municipal Funds included in the New York Portfolio were issued, bond counsel issued opinions that interest on the Bonds is exempt from New York State and City personal income taxes, except where such interest is subject to Federal income taxes, as is described in "Taxation of the Trust as a Shareholder of the Municipal Funds."

  In the opinion of Battle Fowler LLP, counsel for the Sponsor, under existing law:

  Under the income tax laws of the State and City of New York, the New York Portfolio is not an association taxable as a corporation and income received by the New York Portfolio will be treated as the income of the Unitholder in the same manner as for Federal income tax purposes. Accordingly, each Unitholder will be considered to have received the interest on its pro rata portion of each Bond when interest on the Bond is received by the New York Portfolio or on earlier accrual, depending on the Unitholder's method of accounting, and depending on the existence of any original issue discount. A noncorporate Unitholder who is a New York State (and City) resident will be subject to New York State (and City) personal income taxes on any gain or market discount income recognized when it disposes of all or part of its pro rata portion of a Bond. A noncorporate Unitholder who is not a New York State resident will not be subject to New York State or City personal income taxes on any such income on gain unless the Units are attributable to a business, trade, profession or occupation carried on in New York. A New York State (and City) resident should determine its tax basis for its pro rata portion of each Bond for New York State (and City) income tax purposes in the same manner as for Federal income tax purposes. Interest income on, as well as any income or gain recognized on the disposition of, a Unitholder's pro rata portion of the Bonds is generally not excludable from income in computing New York State and City franchise taxes on corporations or financial institutions.

  STATE AND LOCAL TAXES. Unitholders may have to pay state and local tax on their share of ordinary dividends and capital gain dividends paid by the Municipal Funds.

  POSSIBLE CHANGES IN THE LAW. From time to time proposals are introduced in Congress and state legislatures that could have an adverse impact on the tax-exempt status of the Bonds. We cannot predict whether any legislation like this will be enacted.

                             RIGHTS OF UNITHOLDERS

  OWNERSHIP OF UNITS. Ownership of Units of each Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form at the Depository Trust Company ("DTC") through an investor's brokerage account. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor's DTC account and registered in the nominee name CEDE & COMPANY. Individual purchases of beneficial ownership interest in each of the Trusts may be made in book-entry form through DTC. Ownership and transfer of Units will be evidenced and accomplished directly and indirectly by book-entries made by DTC and its participants. DTC will record ownership and transfer Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sales from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request property accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Unitholder. Holders must sign such written request exactly as their names appear on the records of a Trust. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

  DISTRIBUTIONS. Dividends received by each of the Trusts are credited by the Trustee to an Income Account for such Trust. Other receipts, including the proceeds of Securities disposed of, are credited to a Principal Account for such Trust.

  Distributions to each Unitholder from the Income Account are computed as of the close of business on each Record Date for the following payment date and consist of an amount substantially equal to such Unitholder's pro rata share of the income credited to the Income Account, less expenses. Distributions from the Principal Account of a Trust (other than amounts representing failed contracts, as previously discussed) will be computed as of each Record Date, and will be made to the Unitholders of such Trust on or shortly after the Distribution Date. Proceeds representing principal received from the disposition of any of the Securities between a Record Date and a Distribution Date which are not used for redemptions of Units will be held in the Principal Account and not distributed until the next Distribution Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date after such purchase.

  As of each Record Date, the Trustee will deduct from the Income Account of each Trust, and, to the extent funds are not sufficient therein, from the Principal Account of such Trust, amounts necessary to pay the expenses of such Trust (as determined on the basis set forth under "Trust Expenses and Charges"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any applicable taxes or other governmental charges that may be payable out of such Trust. Amounts so withdrawn shall not be considered a part of such Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Principal Accounts such amounts as may be necessary to cover redemptions of Units by the Trustee.

  The dividend distribution per 100 Units, if any, cannot be anticipated and may be paid as Securities are redeemed, exchanged or sold, or as expenses of each Trust fluctuate. No distribution need be made from the Income Account or the Principal Account until the balance therein is an amount sufficient to distribute $1.00 per 100 Units.

  RECORDS. The Trustee shall furnish Unitholders in connection with each distribution a statement of the amount of dividends and interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per 100 Units. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unitholder of record, a statement showing
(a) as to the Income Account: dividends, interest and other cash amounts received, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, deductions for applicable taxes and fees and expenses of such Trust, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year; (b) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payments of applicable taxes and fees and expenses of such Trust, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year; (c) a list of the Securities held, a list of Securities purchased, sold or otherwise disposed of during the calendar year and the number of Units outstanding on the last business day of such calendar year; (d) the Redemption Price per 100 Units based upon the last computation thereof made during such calendar year; and (e) amounts actually distributed to Unitholders during such calendar year from the Income and Principal Accounts, separately stated, of such Trust, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year.

  The Trustee shall keep available for inspection by Unitholders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee, including records of the names and addresses of Unitholders, a current list of Securities in the portfolio and a copy of the Trust Agreement.

                                   LIQUIDITY

  SPONSOR REPURCHASE. Unitholders who wish to dispose of their Units should inquire of the Sponsor as to current market prices prior to making a tender for redemption. The aggregate value of the Securities will be determined by the Trustee on a daily basis and computed on the basis set forth under "Trustee Redemption." The Sponsor does not guarantee the enforceability, marketability or price of any Securities in either of the Portfolios or of the Units. The Sponsor may discontinue the repurchase of Units if the supply of Units exceeds demand, or for other business reasons. The date of repurchase is deemed to be the date on which redemption requests are received in proper form by Reich & Tang Distributors, Inc., 600 Fifth Avenue, New York, New York 10020. Redemption requests received after 4 P.M., New York Time, will be deemed to have been repurchased on the next business day. In the event a market is not maintained for the Units, a Unitholder may be able to dispose of Units only by tendering them to the Trustee for redemption.

  Units purchased by the Sponsor in the secondary market may be reoffered for sale by the Sponsor at a price based on the aggregate value of the Securities in that Trust plus a 4.50% sales charge (or 4.712% of the net amount invested) plus a pro rata portion of amounts, if any, in the Income Account. Any Units that are purchased by the Sponsor in the secondary market also may be redeemed by the Sponsor if it determines such redemption to be in its best interest.

  The Sponsor may, under certain circumstances, as a service to Unitholders, elect to purchase any Units tendered to the Trustee for redemption (see "Trustee Redemption"). Factors which the Sponsor will consider in making a determination will include the number of Units of all Trusts which it has in inventory, its estimate of the salability and the time required to sell such Units and general market conditions. For example, if in order to meet redemptions of Units the Trustee must dispose of Securities, and if such disposition cannot be made by the redemption date (three calendar days after tender), the Sponsor may elect to purchase such Units. Such purchase shall be made by payment to the Unitholder not later than the close of business on the redemption date of an amount equal to the Redemption Price on the date of tender.

  TRUSTEE REDEMPTION. At any time prior to the Evaluation Time on the business day preceding the commencement of the Liquidation Period (approximately seven years from the Initial Date of Deposit), Units may also be tendered to the Trustee for redemption upon payment of any relevant tax by contacting the Sponsor, broker, dealer or financial institution holding such Units in street name. In certain instances, additional documents may be required, such as trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian. At the present time there are no specific taxes related to the redemption of Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.

  Within three business days following a tender for redemption, the Unitholder will be entitled to receive an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the close of trading on the New York Stock Exchange (4:00 p.m. Eastern Time), the date of tender is the next day on which such Exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

  A Unitholder will receive his or her redemption proceeds in cash and amounts paid on redemption shall be withdrawn from the Income Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available for redemptions. Such sales, if required, could result in a sale of Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of a Trust will be reduced. The Securities to be sold will be selected by the Trustee in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of each Security. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for a Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be approximately 100 shares for readily marketable Securities.

  The Redemption Price per Unit is the pro rata share of the Unit in a Trust determined by the Trustee on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected, (ii) the value of the Securities in the Trust as determined by the Trustee, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) cash allocated for the distribution to Unitholders of record as of the business day prior to the evaluation being made. As of the close of the initial offering period the Redemption Price per 100 Units will be reduced to reflect the payment of the per 100 Unit organization costs to the Sponsor. Therefore, the amount of the Redemption Price per 100 Units received by a Unitholder will include the portion representing organization costs only when such Units are tendered for redemption prior to the close of the initial offering period. Because the Securities are listed on a national securities exchange, the Trustee may determine the value of the Securities in the Trusts based on the closing sale prices on that exchange. Unless the Trustee deems these prices inappropriate as a basis for evaluation or if there is no such closing purchase price, then the Trustee may utilize, at such Trust's expense, an independent evaluation service or services to ascertain the values of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or (c) by any combination of the above.

  Any Unitholder tendering 2,500 Units or more of a Trust for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of shares of Securities and cash in an amount and value equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. To the extent possible, in kind distributions ("In Kind Distributions") shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's bank or broker-dealer at The Depository Trust Company. An In Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising a Trust's portfolio and cash from the Principal Accounts equal to the balance of the Redemption Price to which the tendering Unitholder is entitled. If funds in the Principal Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described above.

  The Trustee is irrevocably authorized in its discretion, if the Sponsor does not elect to purchase a Unit tendered for redemption or if the Sponsor tenders a Unit for redemption, in lieu of redeeming such Unit, to sell such Unit in the over-the-counter market for the account of the tendering Unitholder at prices which will return to the Unitholder an amount in cash, net after deducting brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Unit. The Trustee will pay the net proceeds of any such sale to the Unitholder on the day he would otherwise be entitled to receive payment of the Redemption Price.

  The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. The Trustee and the Sponsor are not liable to any person or in any way for any loss or damage which may result from any such suspension or postponement.

  A Unitholder who wishes to dispose of his Units should inquire of his bank or broker in order to determine if there is a current secondary market price in excess of the Redemption Price.

                              TRUST ADMINISTRATION

  PORTFOLIO SUPERVISION. The Trusts are unit investment trusts and are not managed funds. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Portfolios of the Trusts, however, will not be managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the portfolio. It is unlikely that either of the Trusts will sell any of the Securities other than to satisfy redemptions of Units, or cease buying Additional Securities in connection with the issuance of additional Units. However, the Trust Agreement provides that the Sponsor may direct the disposition of Securities upon the occurrence of certain events including: (1) default in payment of amounts due on any of the Securities; (2) institution of certain legal proceedings; (3) default under certain documents materially and adversely affecting future declaration or payment of amounts due or expected;
(4) determination of the Sponsor that the tax treatment of a Trust as a grantor trust would otherwise be jeopardized; or (5) decline in price as a direct result of serious adverse credit factors affecting the issuer of a Security which, in the opinion of the Sponsor, would make the retention of the Security detrimental to the Trust or the Unitholders.

In addition, the Trust Agreement provides as follows:

  (a) If a default in the payment of amounts due on any Security occurs pursuant to provision (1) above and if the Sponsor fails to give immediate instructions to sell or hold that Security, the Trustee, within 30 days of that failure by the Sponsor, shall sell the Security.

  (b) It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new securities in exchange and substitution for any Security pursuant to a recapitalization or reorganization. If any exchange or substitution is effected notwithstanding such rejection, any securities or other property received shall be promptly sold unless the Sponsor directs that it be retained.

  (c) Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities, shall be promptly sold unless the Sponsor directs that it be retained by the Trustee. The proceeds of any disposition shall be credited to the Income or Principal Account of such Trust.

  (d) The Sponsor is authorized to increase the size and number of Units of a Trust by the deposit of Additional Securities, contracts to purchase Additional Securities or cash or a letter of credit with instructions to purchase Additional Securities in exchange for the corresponding number of additional Units from time to time subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Security established on the Initial Date of Deposit is maintained to the extent practicable. The Sponsor may specify the minimum numbers in which Additional Securities will be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the original proportionate relationship. If Securities of an issue originally deposited are unavailable at the time of the subsequent deposit, the Sponsor may (i) deposit cash or a letter of credit with instructions to purchase the Security when it becomes available, or (ii) deposit (or instruct the Trustee to purchase) either Securities of one or more other issues originally deposited or a Substitute Security.

  TRUST AGREEMENT AND AMENDMENT. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such other provisions in regard to matters arising thereunder as shall not adversely affect the interests of the Unitholders.

  The Trust Agreement may also be amended in any respect, or performance of any of the provisions thereof may be waived, with the consent of investors holding 66 2/3% of the Units then outstanding for the purpose of modifying the rights of Unitholders; provided that no such amendment or waiver shall reduce any Unitholder's interest in a Trust without his consent or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of the holders of all Units. The Trust Agreement may not be amended, without the consent of the holders of all Units in a Trust then outstanding, to increase the number of Units issuable or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in such Trust, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unitholders, in writing, of the substance of any such amendment.

  TRUST TERMINATION. The Trust Agreement provides that a Trust shall terminate as of the Evaluation Time on the business day preceding the Liquidation Period or upon the earlier maturity, redemption or other disposition, as the case may be, of the last of the Securities held in such Trust and in no event is it to continue beyond the Mandatory Termination Date. If the value of a Trust shall be less than the minimum amount set forth under "Summary of Essential Information" in Part A, the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate such Trust. A Trust may also be terminated at any time with the consent of the investors holding 100% of the Units then outstanding. The Trustee may utilize the services of the Sponsor for the sale of all or a portion of the Securities in a Trust, and in so doing, the Sponsor will determine the manner, timing and execution of the sales of the underlying Securities. Any brokerage commissions received by the Sponsor from the Trust in connection with such sales will be in accordance with applicable law. In the event of termination, written notice thereof will be sent by the Trustee to all Unitholders. Such notice will provide Unitholders with the following three options by which to receive their pro rata share of the net asset value of the Trust and requires their election of one of the three options by notifying the Trustee by returning a properly completed election request (to be supplied to Unitholders of at least 2,500 Units prior to the commencement of the Liquidation Period) (see Part A--"Summary of Essential Information" for the date of the commencement of the Liquidation Period):

  1. A Unitholder who owns at least 2,500 Units and whose interest in a Trust would entitle it to receive at least one share of each underlying Security will have its Units redeemed on commencement of the Liquidation Period by distribution of the Unitholder's pro rata share of the net asset value of such Trust on such date distributed in kind to the extent represented by whole shares of underlying Securities and the balance in cash within three business days next following the commencement of the Liquidation Period. Unitholders subsequently selling such distributed Securities will incur brokerage costs when disposing of such Securities. Unitholders should consult their own tax adviser in this regard;

  2. to receive in cash such Unitholder's pro rata share of the net asset value of a Trust derived from the sale by the Sponsor as the agent of the Trustee of the underlying Securities during the Liquidation Period. The Unitholder's pro rata share of its net assets of such Trust will be distributed to such Unitholder within three days of the settlement of the trade of the last Security to be sold; or

  3. to invest such Unitholder's pro rata share of the net assets of a Trust derived from the sale by the Sponsor as agent of the Trustee of the underlying Securities during the Liquidation Period, in units of a subsequent series of Equity Securities Trust (the "New Series"), provided one is offered. It is expected that a special redemption and liquidation will be made of all Units of such Trust held by a Unitholder (a "Rollover Unitholder") who affirmatively notifies the Trustee on or prior to the Rollover Notification Date set forth in the "Summary of Essential Information" for each of the Trusts in Part A. The Units of a New Series will be purchased by the Unitholder within three business days of the settlement of the trade for the last Security to be sold. Such purchaser will be entitled to a reduced sales charge upon the purchase of units of the New Series. It is expected that the terms of the New Series will be substantially the same as the terms of each of the Trusts described in this Prospectus, and that similar options with respect to the termination of such New Series will be available. The availability of this option does not constitute a solicitation of an offer to purchase Units of a New Series or any other security. A Unitholder's election to participate in this option will be treated as an indication of interest only. At any time prior to the purchase by the Unitholder of units of a New Series such Unitholder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities. An election of this option will not prevent the Unitholder from recognizing taxable gain or loss (except in the case of a loss, if and to the extent the New Series is treated as substantially identical to a Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Unitholders should consult their own tax advisers in this regard.

  Unitholders who do not make any election will be deemed to have elected to receive the termination distribution in cash (option number 2).

  The Sponsor has agreed that to the extent they effect the sales of underlying securities for the Trustee in the case of the second and third options during the Liquidation Period such sales will be free of brokerage commissions. The Sponsor, on behalf of the Trustee, will sell, unless prevented by unusual and unforeseen circumstances, such as, among other reasons, a suspension in trading of a Security, the close of a stock exchange, outbreak of hostilities and collapse of the economy, by the last business day of the Liquidation Period. The Redemption Price per 100 Units, upon the settlement of the last sale of Securities during the Liquidation Period, will be distributed to Unitholders in redemption of such Unitholders' interest in such Trust.

  Depending on the amount of proceeds to be invested in Units of the New Series and the amount of other orders for Units in the New Series, the Sponsor may purchase a large amount of securities for the New Series in a short period of time. The Sponsor's buying of securities may tend to raise the market prices of these securities. The actual market impact of the Sponsor's purchases, however, is currently unpredictable because the actual amount of securities to be purchased and the supply and price of those securities is unknown. A similar problem may occur in connection with the sale of Securities during the Liquidation Period; depending on the number of sales required, the prices of and demand for Securities, such sales may tend to depress the market prices and thus reduce the proceeds of such sales. The Sponsor believes that the sale of underlying Securities over the Liquidation Period as described above is in the best interest of a Unitholder and may mitigate the negative market price consequences stemming from the trading of large amounts of Securities. The Securities may be sold in fewer than five days if, in the Sponsor's judgment, such sales are in the best interest of Unitholders. The Sponsor, in implementing such sales of securities on behalf of the Trustee, will seek to maximize the sales proceeds and will act in the best interests of the Unitholders. There can be no assurance, however, that any adverse price consequences of heavy trading will be mitigated.

  The Sponsor may for any reason, in its sole discretion, decide not to sponsor any subsequent series of one or both of the Trusts, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor will notify the Trustee of that decision, and the Trustee will notify the Unitholders. All Unitholders will then elect either option 1, if eligible, or option 2.

  By electing to "rollover" into the New Series, the Unitholder indicates his interest in having his terminating distribution from a Trust invested only in the New Series created following termination of such Trust; the Sponsor expects, however, that a similar rollover program will be offered with respect to all subsequent series of each of the Trusts, thus giving Unitholders an opportunity to elect to roll their terminating distributions into a New
Series. The availability of the rollover privilege does not constitute a solicitation of offers to purchase units of a New Series or any other security. A Unitholder's election to participate in the rollover program will be treated as an indication of interest only. The Sponsor intends to coordinate the date of deposit of a future series so that the terminating trust will terminate contemporaneously with the creation of a New Series. The Sponsor reserves the right to modify, suspend or terminate the rollover privilege at any time.

  THE SPONSOR. The Sponsor, Reich & Tang Distributors, Inc., a Delaware corporation, is engaged in the brokerage business and is a member of the National Association of Securities Dealers, Inc. Reich & Tang is also a registered investment advisor. Reich & Tang maintains its principal business offices at 600 Fifth Avenue, New York, New York 10020. The sole shareholder of the Sponsor, Reich & Tang Asset Management, Inc. ("RTAM Inc.") is wholly owned by NEIC Holdings, Inc. which, effective December 29, 1997, was wholly owned by NEIC Operating Partnership, L.P. ("NEICOP"). Subsequently, on March 31, 1998, NEICOP changed its name to Nvest Companies, L.P. ("Nvest"). The general partners of Nvest are Nvest Corporation and Nvest L.P. As of March 31, 1998, Metropolitan Life Insurance Company ("MetLife") owned approximately 47% of the partnership interests of Nvest. Nvest, with a principal place of business at 399 Boylston Street, Boston, MA 02116, is a holding company of firms engaged in the securities and investment advisory business. These affiliates in the aggregate are investment advisors or managers to over 80 registered investment companies. Reich & Tang is Sponsor for numerous series of unit investment trusts, including New York High Yield Trust, Series 1 (and Subsequent Series), High Yield Securities Trust, Series 1 (and Subsequent Series), 1st Discount Series (and Subsequent Series), Multi-State Series 1 (and Subsequent Series), Mortgage Securities Trust, Series 1 (and Subsequent Series), Insured High Yield Securities Trust, Series 1 (and Subsequent Series) and 5th Discount Series (and Subsequent Series), Equity Securities Trust, Series 1, Signature Series, Gabelli Communications Income Trust (and Subsequent Series), Schwab Trusts and McLaughlin, Piven, Vogel Family of Trusts.

  The information included herein is only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. The Sponsor will be under no liability to Unitholders for taking any action, or refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

  The Sponsor may resign at any time by delivering to the Trustee an instrument of resignation executed by the Sponsor. If at any time the Sponsor shall resign or fail to perform any of its duties under the Trust Agreement or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may either (a) appoint a successor Sponsor; (b) terminate the Trust Agreement and liquidate the Trusts; or (c) continue to act as Trustee without terminating the Trust Agreement. Any successor Sponsor appointed by the Trustee shall be satisfactory to the Trustee and, at the time of appointment, shall have a net worth of at least $1,000,000.

  THE TRUSTEE. The Trustee is The Chase Manhattan Bank with its principal executive office located at 270 Park Avenue, New York, New York 10017 (800) 428-8890 and its unit investment trust office at Four New York Plaza, New York, New York 10004. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

  The Trustee shall not be liable or responsible in any way for taking any action, or for refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment; or for any disposition of any moneys, Securities or Units in accordance with the Trust Agreement, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties;

provided, however, that the Trustee shall not in any event be liable or responsible for any evaluation made by any independent evaluation service employed by it. In addition, the Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or the Trusts which it may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities pursuant to the Trust Agreement.

  For further information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders."

  The Trustee may resign by executing an instrument in writing and filing the same with the Sponsor, and mailing a copy of a notice of resignation to all Unitholders. In such an event the Sponsor is obligated to appoint a successor Trustee as soon as possible. In addition, if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. If upon resignation of the Trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of the Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee. Upon execution of a written acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor.

  Any corporation into which the Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Trustee shall be a party, shall be the successor Trustee. The Trustee must always be a banking corporation organized under the laws of the United States or any State and have at all times an aggregate capital, surplus and undivided profits of not less than $2,500,000.

  THE PORTFOLIO CONSULTANT. The Portfolio Consultant is Riccardi Group LLC, a Delaware limited liability corporation with offices at 340 Sunset Drive, Fort Lauderdale, Florida 33301. Cynthia M. Brown, an officer and director of Riccardi Group LLC will be primarily responsible for selecting which Municipal Funds to recommend to the Sponsor. Ms. Brown is a former Senior Vice President and portfolio manager at Massachusetts Financial Services. She was responsible for a number of portfolios totaling over $2 billion which were comprised of primarily non-rated as well as investment grade tax-exempt securities.

  The Portfolio Consultant is not a sponsor of the Trusts. The Portfolio Consultant has been retained by the Sponsor, at its expense. The Portfolio Consultant's only responsibility with respect to the Trusts, in addition to its role in Portfolio selection, is to monitor the Securities of the Portfolios and make recommendations to the Sponsor regarding the disposition of the Securities held by the Trusts. The responsibility of monitoring the Securities of the Portfolios means that if the Portfolio Consultant's view materially changes regarding the appropriateness of an investment in any Security then held in the Trusts based upon the investment objectives, guidelines, terms, parameters, policies and restrictions supplied to the Portfolio Consultant by the Sponsor, the Portfolio Consultant will notify the Sponsor of such change to the extent consistent with applicable legal requirements. The Sponsor is not obligated to adhere to the recommendations of the Portfolio Consultant regarding the disposition of Securities. The Sponsor has the sole authority to direct a Trust to dispose of Securities under the Trust Agreement. The Portfolio Consultant has no other responsibilities or obligations to either of the Trusts or the Unitholders.

  The Portfolio Consultant may resign or may be removed by the Sponsor at any time on sixty days' prior written notice. The Sponsor shall use its best efforts to appoint a satisfactory successor in the event that the Portfolio Consultant resigns or is removed. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Portfolio Consultant. If upon resignation of the Portfolio Consultant no successor has accepted appointment within sixty days after notice of resignation, the Sponsor has agreed to perform this function.

  EVALUATION OF THE TRUSTS. The value of the Securities in a Trust portfolio is determined in good faith by the Trustee on the basis set forth under "Public Offering--Offering Price." The Sponsor and the Unitholders may rely on any evaluation furnished by the Trustee and shall have no responsibility for the accuracy thereof. Determinations by the Trustee under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Trustee shall be under no liability to the Sponsor or Unitholders for errors in judgment, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Trustee, the Sponsor and the Unitholders may rely on any evaluation furnished to the Trustee by an independent evaluation service and shall have no responsibility for the accuracy thereof.

                           TRUST EXPENSES AND CHARGES

  Investors will reimburse the Sponsor on a per 100 Units basis, for all or a portion of the estimated costs incurred in organizing the Trusts, including the cost of the initial preparation, printing and execution of the registration statement and the indenture, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket costs. The estimated organization costs will be paid from the assets of the Trusts as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted form the assets of the Trusts. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsor. Any balance of the costs incurred in establishing the Trusts, as well as advertising and selling costs, will be paid by the Sponsor at no cost to the Trusts.

  The Sponsor will receive for portfolio supervisory services to the Trusts an Annual Fee in the amount set forth under "Summary of Essential Information" in Part A. The Sponsor's fee may exceed the actual cost of providing portfolio supervisory services for the Trusts, but at no time will the total amount received for portfolio supervisory services rendered to all series of the Equity Securities Trust in any calendar year exceed the aggregate cost to the Sponsor of supplying such services in such year. (See "Portfolio Supervision.")

  The Trustee will receive, for its ordinary recurring services to the Trusts, an annual fee in the amount set forth under "Summary of Essential Information" in Part A. For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, see "Trust Administration" and "Rights of Unitholders."

  The Trustee's fees applicable to a Trust are payable as of each Record Date from the Income Account of such Trust to the extent funds are available and then from the Principal Account. Both fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent."

  The following additional charges are or may be incurred by the Trusts: all expenses (including counsel fees) of the Trustee incurred and advances made in connection with its activities under the Trust Agreement, including the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and interests of the Unitholders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trusts; indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as sponsors of the Trusts without gross negligence, bad faith or willful misconduct on its part; and all taxes and other governmental charges imposed upon the Securities or any part of the Trusts (no such taxes or charges are being levied, made or, to the knowledge of the Sponsor, contemplated) The above expenses, including the Trustee's fees, when paid by or owing to the Trustee are secured by a first lien on the Trust to which such expenses are charged. In addition, the Trustee is empowered to sell the Securities in order to make funds available to pay all expenses.

  Unless the Sponsor otherwise directs, the accounts of the Trusts shall be audited not less than annually by independent public accountants selected by the Sponsor. The expenses of the audit shall be an expense of the Trusts. So long as the Sponsor maintains a secondary market, the Sponsor will bear any audit expense which exceeds $.50 Cents per 100 Units. Unitholders covered by the audit during the year may receive a copy of the audited financial statements upon request.

                               REINVESTMENT PLAN

  Income and principal distributions on Units (other than the final distribution in connection with the termination of a Trust) may be reinvested by participating in the Trust's reinvestment plan. Under the plan, the Units acquired for participants will be either Units already held in inventory by the Sponsor or new Units created by the Sponsor's deposit of Additional Securities as described in "The Trusts-Organization" in this Part B. Units acquired by reinvestment will be subject to a reduced sales charge of 1.00%. Investors should inform their broker, dealer or financial institution when purchasing their Units if they wish to participate in the reinvestment plan. Thereafter, Unitholders should contact their broker, dealer or financial institution if they wish to modify or terminate their election to participate in the reinvestment plan. In order to enable a Unitholder to participate in the reinvestment plan with respect to a particular distribution on their Units, such notice must be made at least three business days prior to the Record Day for such distribution. Each subsequent distribution of income or principal on the participant's Units will be automatically applied by the Trustee to purchase additional Units of a Trust. The Sponsor reserves the right to modify or terminate the reinvestment plan at any time without prior notice. The reinvestment plan for the Trusts may not be available in all states.

                    EXCHANGE PRIVILEGE AND CONVERSION OFFER

  Unitholders will be able to elect to exchange any or all of their Units of these Trusts for Units of one or more of any available series of Equity Securities Trust, Insured Municipal Securities Trust, Municipal Securities Trust, New York Municipal Trust or Mortgage Securities Trust (the "Exchange Trusts") subject to a reduced sales charge as set forth in the prospectus of the Exchange Trust (the "Exchange Privilege"). Unit owners of any registered unit investment trust for which there is no active secondary market in the units of such trust (a "Redemption Trust") will be able to elect to redeem such units and apply the proceeds of the redemption to the purchase of available Units of one or more series of an Exchange Trust (the "Conversion Trusts") at the Public Offering Price for units of the Conversion Trust subject to a reduced sales charge as set forth in the prospectus of the Conversion Trust (the "Conversion Offer"). Under the Exchange Privilege, the Sponsor's repurchase price during the initial offering period of the Units being surrendered will be based on the market value of the Securities in a Trust's portfolio or on the aggregate offer price of the Bonds in the other Trust Portfolios; and, after the initial offering period has been completed, will be based on the aggregate bid price of the securities in the particular Trust portfolio. Under the Conversion Offer, units of the Redemption Trust must be tendered to the trustee of such trust for redemption at the redemption price determined as set forth in the relevant Redemption Trust's prospectus. Units in an Exchange or Conversion Trust will be sold to the Unitholder at a price based on the aggregate offer price of the securities in the Exchange or Conversion Trust portfolio (or for units of Equity Securities Trust, based on the market value of the underlying securities in the trust portfolio) during the initial public offering period of the Exchange or Conversion Trust; and after the initial public offering period has been completed, based on the aggregate bid price of the securities in the Exchange or Conversion Trust Portfolio if its initial offering has been completed plus accrued interest (or for units of Equity Securities Trust, based on the market value of the underlying securities in the trust portfolio) and a reduced sales charge.

  Except for Unitholders who wish to exercise the Exchange Privilege or Conversion Offer within the first five months of their purchase of Units of the Exchange or Redemption Trust, any purchaser who purchases Units under the Exchange Privilege or Conversion Offer will pay a lower sales charge than that which would be paid for the Units by a new investor. For Unitholders who wish to exercise the Exchange Privilege or Conversion Offer within the first five months of their purchase of Units of the Exchange or Redemption Trust, the sales charge applicable to the purchase of units of an Exchange or Conversion Trust shall be the greater of (i) the reduced sales charge or (ii) an amount which when coupled with the sales charge paid by the Unitholder upon his original purchase of Units of the Exchange or Redemption Trust would equal the sales charge applicable in the direct purchase of units of an Exchange or Conversion Trust.

  In order to exercise the Exchange Privilege the Sponsor must be maintaining a secondary market in the units of the available Exchange Trust. The Conversion Offer is limited only to unit owners of any Redemption Trust. Exercise of the Exchange Privilege and the Conversion Offer by Unitholders is subject to the following additional conditions (i) at the time of the Unitholder's election to participate in the Exchange Privilege or the Conversion Offer, there must be units of the Exchange or Conversion Trust available for sale, either under the initial primary distribution or in the Sponsor's secondary market, (iii) exchanges will be effected in whole units only, (iv) Units of the Mortgage Securities Trust may only be acquired in blocks of 1,000 Units and (v) Units of the Equity Securities Trust may only be acquired in blocks of 100 Units. Unitholders will not be permitted to advance any funds in excess of their redemption in order to complete the exchange. Any excess proceeds received from a Unitholder for exchange, or from units being redeemed for conversion, will be remitted to such Unitholder.

  The Sponsor reserves the right to suspend, modify or terminate the Exchange Privilege and/or the Conversion Offer. The Sponsor will provide Unitholders of the Trusts with 60 days' prior written notice of any termination or material amendment to the Exchange Privilege or the Conversion Offer, provided that, no notice need be given if (i) the only material effect of an amendment is to reduce or eliminate the sales charge payable at the time of the exchange, to add one or more series of the Trust eligible for the Exchange Privilege or the Conversion Offer, to add any new unit investment trust sponsored by Reich & Tang or a sponsor controlled by or under common control with Reich & Tang, or to delete a series which has been terminated from eligibility for the Exchange Privilege or the Conversion Offer, (ii) there is a suspension of the redemption of units of an Exchange or Conversion Trust under Section 22(e) of the Investment Company Act of 1940, or (iii) an Exchange Trust temporarily delays or ceases the sale of its units because it is unable to invest amounts effectively in accordance with its investment objectives, policies and restrictions. During the 60-day notice period prior to the termination or material amendment of the Exchange Privilege described above, the Sponsor will continue to maintain a secondary market in the units of all Exchange Trusts that could be acquired by the affected Unitholders. Unitholders may, during this 60-day period, exercise the Exchange Privilege in accordance with its terms then in effect.

  To exercise the Exchange Privilege, a Unitholder should notify the Sponsor of his desire to exercise his Exchange Privilege. To exercise the Conversion Offer, a unit owner of a Redemption Trust should notify his retail broker of his desire to redeem his Redemption Trust Units and use the proceeds from the redemption to purchase Units of one or more of the Conversion Trusts. If Units of a designated, outstanding series of an Exchange or Conversion Trust are at the time available for sale and such Units may lawfully be sold in the state in which the Unitholder is a resident, the Unitholder will be provided with a current prospectus or prospectuses relating to each Exchange or Conversion Trust in which he indicates an interest. He may then select the Trust or Trusts into which he desires to invest the proceeds from his sale of Units. The exchange transaction will operate in a manner essentially identical to a secondary market transaction except that units may be purchased at a reduced sales charge. The conversion transaction will be handled entirely through the unit owner's retail broker. The retail broker must tender the units to the trustee of the Redemption Trust for redemption and then apply the proceeds to the redemption toward the purchase of units of a Conversion Trust at a price based on the aggregate offer or bid side evaluation per Unit of the Conversion Trust, depending on which price is applicable, plus accrued interest and the applicable sales charge. The certificates must be surrendered to the broker at the time the redemption order is placed and the broker must specify to the Sponsor that the purchase of Conversion Trust Units is being made pursuant to the Conversion Offer. The unit owner's broker will be entitled to retain a portion of the sales charge.

  TAX CONSEQUENCES OF THE EXCHANGE PRIVILEGE AND THE CONVERSION OFFER. A surrender of Units pursuant to the Exchange Privilege or the Conversion Offer will constitute a "taxable event" to the Unitholder under the Internal Revenue Code. The Unitholder will realize a tax gain or loss that will be of a long- or short-term capital or ordinary income nature depending on the length of time the units have been held and other factors. (See "Tax Status".) A Unitholder's tax basis in the Units acquired pursuant to the Exchange Privilege or Conversion Offer will be equal to the purchase price of such Units. Investors should consult their own tax advisors as to the tax consequences to them of exchanging or redeeming units and participating in the Exchange Privilege or Conversion Offer.

                                 OTHER MATTERS

  LEGAL OPINIONS. The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Battle Fowler LLP, 75 East 55th Street, New York, New York 10022 as counsel for the Sponsor. Brown & Wood llp have acted as special California counsel for the Sponsor. Carter, Ledyard & Milburn, Two Wall Street, New York, New York 10005 have acted as counsel for the Trustee.

  INDEPENDENT ACCOUNTANTS. The Statements of Financial Condition, including the Portfolios, are included herein in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, and upon the authority of said firm as experts in accounting and auditing.

  PERFORMANCE INFORMATION. Total returns, average annualized returns or cumulative returns for various periods of the Municipal Funds and the Trusts may be included from time to time in advertisements, sales literature and reports to current or prospective investors. Total return shows changes in Unit price during the period plus reinvestment of dividends and capital gains, divided by the maximum public offering price as of the date of calculation. Average annualized returns show the average return for stated periods of longer than a year. Figures for actual portfolios will reflect all applicable expenses and, unless otherwise stated, the maximum sales charge. No provision is made for any income taxes payable. Similar figures may be given for the Trusts. Trust performance may be compared to performance on a total return basis of the Dow Jones Industrial Average, the S&P 500 Composite Price Stock Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust's relative performance for any future period.

  No person is authorized to give any information or to make any representations with respect to the Trusts not contained in Parts A and B of this Prospectus and you should not rely on any other information. The Trusts are registered as unit investment trusts under the Investment Company Act of 1940. Such registration does not imply that the Trusts or any of their Units have been guaranteed, sponsored, recommended or approved by the United States or any state or any agency or officer thereof.

                                ---------------

  This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

                               Table of Contents

Title   Page
-----   ----
 PART A

Investment Summary........................................................

                                                                       A-2

Fee Table..................................................................  A-5
Summary of Essential Information...........................................  A-7
Statements of Financial Condition..........................................  A-9
Portfolios................................................................. A-10
Report of Independent Accountants.......................................... A-12
 PART B
The Trusts.................................................................  B-1
Risk Considerations........................................................  B-4
Public Offering............................................................ B-26
Tax Status................................................................. B-29
Rights of Unitholders...................................................... B-35
Liquidity.................................................................. B-36
Trust Administration....................................................... B-38
Trust Expenses and Charges................................................. B-44
Reinvestment Plan.......................................................... B-45
Exchange Privilege and Conversion Offer.................................... B-46
Other Matters.............................................................. B-48

                                    [LOGO]
                                      EST
                            EQUITY SECURITIES TRUST

                                SERIES 23

                       MUNICIPAL SYMPHONY SERIES II

                           (A UNIT INVESTMENT TRUST)

                                  PROSPECTUS

                           DATED: JUNE 23, 1999

                                   SPONSOR:

                        REICH & TANG DISTRIBUTORS, INC.
                               600 Fifth Avenue
                           New York, New York 10020
                                 212-830-5400

                                   TRUSTEE:

                           THE CHASE MANHATTAN BANK
                               4 New York Plaza
                           New York, New York 10004

  This Prospectus does not contain all of the information with respect to the Trusts set forth in its registration statements filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933 (file no. 333-79169) and the Investment Company Act of 1940 (file no. 811-2868), and to which reference is hereby made. Copies may be reviewed at the Commission or on the internet, or obtained from the Commission at prescribed rates by:

  .calling: 1-800-SEC-0330

  .  visiting the SEC internet address: http://www.sec.gov

  . writing: Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549-6009

           PART II ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A--BONDING ARRANGEMENTS

  The employees of Reich & Tang Distributors, Inc. are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $11,000,000 (plus $196,000,000 excess coverage under Brokers' Blanket Policies, Standard Form 14 and Form B Consolidated). This policy has an aggregate annual coverage of $15 million.

ITEM B--CONTENTS OF REGISTRATION STATEMENT

  This Registration Statement on Form S-6 comprises the following papers and documents:

    The facing sheet on Form S-6.
    The Cross-Reference Sheet (incorporated by reference to the Cross-
     Reference Sheet to the Registration Statement of Equity Securities Trust, Series 12, 1997 Triple Strategy Trust II).
    The Prospectus consisting of     pages.
    Undertakings.
    Signatures.

  Written consents of the following persons:
    Battle Fowler LLP (included in Exhibit 3.1)
    Opinion of Special California Counsel (included in Exhibit 3.2) PricewaterhouseCoopers LLP
    Portfolio Consultants

  The following exhibits:

     99.1.1    -- Reference Trust Agreement including certain amendments to the
                  Trust Indenture and Agreement referred to under Exhibit
                  99.1.1.1 below (filed as Exhibit 99.1.1 to Amendment No. 2 to the Form S-6 Registration Statement No. 333-69255 of Equity
                  Securities Trust, Series 22, High Yield Symphony Series on
                  March 11, 1999 and incorporated herein by reference).
     99.1.1.1  -- Form of Trust Indenture and Agreement (filed as Exhibit 1.1.1 to Amendment No. 1 to Form S-6 Registration Statement No. 33-
                  62627 of Equity Securities Trust, Series 6, Signature Series,
                  Gabelli Entertainment and Media Trust on November 16, 1995 and incorporate herein by reference).
     99.1.3.5  -- Certificate of Incorporation of Reich & Tang Distributors,
                  Inc. (filed as Exhibit 99.1.3.5 to Form S-6 Registration
                  Statement No. 333-44301 on January 15, 1998 and incorporated herein by reference).
     99.1.3.6  -- By-Laws of Reich & Tang Distributors, Inc. (filed as Exhibit
                  99.1.3.6 to Form S-6 Registration Statement No. 333-44301 on
                  January 15, 1998 and incorporated herein by reference).
     99.1.4    -- Form of Agreement Among Underwriters (filed as Exhibit 1.4 to
                  Amendment No. 1 to Form S-6 Registration Statement No. 33-
                  62627 of Equity Securities Trust, Series 6, Signature Series,
                  Gabelli Entertainment and Media Trust on November 16, 1995 and incorporated herein by reference).

    *99.3.1  -- Opinion of Battle Fowler LLP as to the legality of the securities being registered, including their consent to the filing thereof and to the use of their name under the headings
                "Tax Status" and "Legal Opinions" in the Prospectus, and to the filing of their opinion regarding tax status of the Trust.
    *99.3.2  -- Opinion of Special California Counsel.
     99.6.0  -- Power of Attorney of Reich & Tang Distributors, Inc., the
                Depositor, by its officers and a majority of its Directors
                (filed as Exhibit 99.6.0 to Form S-6 Registration Statement No.
                333-44301 on January 15, 1998 and incorporated herein by reference).

--------

* Filed herewith.

                          UNDERTAKING TO FILE REPORTS

  Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant, Equity Securities Trust, Series 23, Municipal Symphony Series II, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 23rd day of June, 1999.

                                 EQUITY SECURITIES TRUST, SERIES 23, MUNICIPAL SYMPHONY SERIES II
                                 (Registrant)

                                 REICH & TANG DISTRIBUTORS, INC.
                                 (Depositor)

                                 By  /s/ Peter J. DeMarco
                                     __________________________________________
                                         Peter J. DeMarco
                                         (Authorized Signator)

  Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Reich & Tang Distributors, Inc., the Depositor, in the capacities and on the dates indicated.

                Name           Title                      Date
                ----           -----                      ----
         Richard E. Smith, III President and Director
         Peter S. Voss         Director                   June 23, 1999
         G. Neal Ryland        Director
         Steven W. Duff        Director
                                                         /s/ Peter J. DeMarco
                                                       By _____________________
         Peter J. DeMarco      Executive Vice President    Peter J. DeMarco
         Richard I. Weiner     Vice President             Attorney-In-Fact*
         Bernadette N. Finn    Vice President
         Lorraine C. Hysler    Secretary
         Richard De Sanctis    Treasurer
         Edward N. Wadsworth   Executive Officer

--------
* Executed copies of Powers of Attorney were filed as Exhibit 99.6.0 to Form S-6 to Registration Statement No. 333-44301 on January 15, 1998.

                       CONSENT OF INDEPENDENT ACCOUNTANTS

  We hereby consent to the use in the Prospectus constituting part of this registration statement on Form S-6 (the "Registration Statement") of our report dated June 23, 1999, relating to the Statements of Financial Condition, including the Portfolios, of Equity Securities Trust, Series 23, Municipal Symphony Series II which appears in such Prospectus. We also consent to the reference to us under the heading "Independent Accountants" in such Prospectus.

PricewaterhouseCoopers LLP
Boston, MA

June 23, 1999

                        CONSENT OF PORTFOLIO CONSULTANT

THE SPONSOR, TRUSTEE AND UNITHOLDERS
EQUITY SECURITIES TRUST, SERIES 23,
MUNICIPAL SYMPHONY SERIES II

  We hereby consent to the use of the name "Riccardi Group LLC" included herein and to the reference to our firm in the Prospectus.

RICCARDI GROUP LLC

Fort Lauderdale, Florida

June 23, 1999